Exhibit 99.34

SEDAR Version

CONTRIBUTION AGREEMENT

BY AND AMONG

CYBIN INC.

CYBIN CORP.

CYBIN US HOLDINGS INC.

ADELIA THERAPEUTICS INC.

THE SHAREHOLDERS OF ADELIA THERAPEUTICS INC.

AND

ALEX NIVOROZHKIN, AS THE CONTRIBUTORS REPRESENTATIVE

DATED AS OF DECEMBER 4, 2020

3.23	Books and Records	40
3.24	No Other Representations and Warranties	40

Article IV. REPRESENTATIONS AND WARRANTIES OF EACH CONTRIBUTOR		40

4.1	Company Shares	40
4.2	Authorization	40
4.3	Noncontravention	41
4.4	Litigation	41
4.5	U.S. Securities Laws Matters	41
4.6	Canadian Securities Laws Matters	43

Article V. REPRESENTATIONS AND WARRANTIES AS TO ACQUIROR, ACQUIROR INTERMEDIATE HOLDCO AND ACQUIROR TOPCO		44

5.1	Incorporation of Acquiror; Organization of Acquiror Intermediate Holdco and Acquiror Topco	44
5.2	Authorization of Transactions	44
5.3	Noncontravention	44
5.4	Capitalization of Acquiror	45
5.5	Capitalization of Acquiror Intermediate Holdco	45
5.6	Capitalization of Acquiror Topco	46
5.7	Absence of Undisclosed Liabilities	47
5.8	Canadian Securities Laws Requirements	47
5.9	No Other Representations and Warranties	48

Article VI. COVENANTS		48

6.1	Conduct of Business of the Company	48
6.2	Third-Party Consents, Notices, Terminations	50
6.3	Confidentiality	51
6.4	Exclusivity	51
6.5	Further Action	52
6.6	Securities Matters	52
6.7	Tax Matters	52
6.8	Restrictive Covenants	54
6.9	Equity Awards	57
6.10	Release	57

Article VII. CONDITIONS PRECEDENT TO THE CLOSING		58

7.1	Conditions Precedent to Each Party’s Obligations	58

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7.2	Conditions Precedent to Obligations of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco	58
7.3	Conditions Precedent to Obligations of the Contributors and the Company	60
7.4	Acquiror’s Deliveries	61

Article VIII. Termination		61

8.1	Termination	61
8.2	Effect of Termination	62

Article IX. INDEMNIFICATION		62

9.1	Survival	62
9.2	Indemnification by Contributors	63
9.3	Indemnification by Acquiror, Acquiror Intermediate Holdco and Acquiror Topco	64
9.4	Limitation Liability	64
9.5	Procedures for Third-Party Claims	65
9.6	Procedures for Intra-Party Claims	66
9.7	Resolution of claims	66
9.8	Escrow	66
9.9	Treatment of Indemnification Claims	67
9.10	Calculation of Losses	67
9.11	Exclusion of Other Remedies; No Circular Recovery	68
9.12	Effect of Investigation	68
9.13	The Contributors Representative	68

Article X. MISCELLANEOUS		69

10.1	Notices, Consents, Etc	69
10.2	Severability	71
10.3	Assignment; Successors	71
10.4	Counterparts; Facsimile Signatures	71
10.5	Expenses	71
10.6	Governing Law	71
10.7	Currency	71
10.8	Entire Agreement	71
10.9	Third Parties	72
10.10	Disclosure Generally	72
10.11	Interpretive Matters	72
10.12	Submission to Jurisdiction	72
10.13	Waiver of Jury Trial	72

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10.14	Public Announcements	73
10.15	Amendment	73
10.16	Legal Representation	73

Schedule I Acquiror Shares		78
Schedule II Milestones		79
Schedule III Milestones Budget		82

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CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this “Agreement”), dated as of December 4, 2020 is entered into by and among (i) Cybin US Holdings Inc., a Nevada corporation (“Acquiror”), (ii) Cybin Corp., an Ontario corporation (“Acquiror Intermediate Holdco”), (iii) Cybin Inc., an Ontario corporation (“Acquiror Topco”), (iv) Alex Nivorozhkin, Brett Greene, Michael Palfreyman, Clinton Canal, Alexander Belser, Nova Capital International LLC, Transliminal LLC and Josh Hartsel (each, a “Contributor” and collectively the “Contributors”), (v) Adelia Therapeutics Inc., a Delaware corporation (the “Company”), and (vi) Alex Nivorozhkin, in his capacity as the Contributors Representative.

RECITALS

A. The Company issued that certain Promissory Note (as defined below) to Acquiror Intermediate Holdco;

B. On or prior to the Closing, Acquiror Intermediate Holdco shall transfer the Promissory Note to Acquiror in exchange for certain Acquiror Shares;

C. The Contributors own beneficially and of record all of the issued and outstanding common shares of the Company (the “Company Shares”);

D. Subject to the terms and conditions set forth herein, Acquiror desires to purchase from the Contributors, and the Contributors desire to contribute to Acquiror, the Company Shares;

E. The consideration payable to the Contributors in respect of the Company Shares will be satisfied by the delivery to the Contributors of certain Acquiror Shares (as defined below) in connection with the Contributors’ Contribution (as defined below); and

F. For U.S. federal income and applicable state and local income Tax purposes, the parties intend for the contribution of the Promissory Note and the contribution of the Company Shares, each in exchange for certain Acquiror Shares, to constitute a single integrated transaction qualifying as a tax-deferred transaction under Section 351 of the Code (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the respective agreements, covenants, representations and warranties hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

1.1	Definitions. For purposes of this Agreement, the following capitalized terms shall have the meanings specified or referred to in this Section 1.1:

“ACA” has the meaning set forth in Section 3.19(h).

“Acquiror” has the meaning set forth in the Preamble.

“Acquiror By-laws” means the By-laws of Acquiror, as the same may be amended from time to time.

“Acquiror Charter” means the Articles of Incorporation of Acquiror dated as of December 4, 2020, as the same may be amended from time to time.

“Acquiror Indemnified Party” has the meaning set forth in Section 9.2(a).

“Acquiror Intermediate Holdco” has the meaning set forth in the Preamble.

“Acquiror Intermediate Holdco Contribution” has the meaning set forth in Section 2.1.

“Acquiror Shares” means the Class A Shares and Class B Shares.

“Acquiror Subsidiary” means any direct or indirect Subsidiary of Acquiror Topco.

“Acquiror Topco” has the meaning set forth in the Preamble.

“Acquiror Topco Shares” means the common shares in the capital of Acquiror Topco.

“Acquisition Engagement” has the meaning set forth in Section 10.16.

“Action” means any action, suit, proceeding (including arbitration proceeding), investigation, complaint, examination, subpoena, claim, charge, grievance, order, audit, governmental charge or inquiry.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act and as such definition relates to Acquiror Intermediate Holdco and Acquiror Topco, includes an “affiliate”, as such term is defined in the Business Corporations Act (Ontario); provided, however, that from and after the Closing, the Company shall be and be deemed to be an Affiliate of Acquiror and shall not be an Affiliate of Contributor; provided, further, in no event shall a Person be deemed to be an Affiliate solely by virtue of any minority investments or advisory roles held by any contributor in such Person.

“Agreement” has the meaning set forth in the Preamble.

“BCLP” has the meaning set forth in Section 10.16.

“Business” means the research and development of psychedelic drugs and treatments, including methods, processes and delivery, in the treatment of mental health that is currently engaged in by the Company.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Boston, Massachusetts and/or Toronto, Ontario are authorized or obligated to close.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

“Cause” means the occurrence of any of the following: (i) acts of personal dishonesty, gross negligence or willful misconduct by a Person in connection with their duties to the Company; (ii) failure or refusal by such Person to perform in any material respect his duties or responsibilities under their service agreement (whether an employment, consulting, advisory or other form of service agreement); (iii) misappropriation by such Person of the assets or business opportunities of the Company, Acquiror, Acquiror Intermediate Holdco or Acquiror Topco or any of their affiliates; (iv) embezzlement or other financial fraud committed by such Person, or others at his direction or with his personal knowledge; (v) such Person’s conviction of, admission to, or entry of pleas of guilty or no contest to any felony (except first offense DUI or DWI) or any crime involving moral turpitude; (vi) misconduct by such Person, including public or consistent intoxication or the illegal use of narcotics, which is, or could reasonably be expected to become, materially injurious to the Company, Acquiror, Acquiror Intermediate Holdco or Acquiror Topco or any of their affiliates, monetarily or otherwise, or which impairs, or could reasonably be expected to impair, the performance of such Person’s duties hereunder; or (vii) such Person’s breach of any material provision of their service agreement (whether an employment, consulting, advisory or other form of service agreement) with any of the Company, Acquiror, Acquiror Intermediate Holdco or Acquiror Topco or any of their affiliates or violation of the applicable practices and policies of the Company, Acquiror, Acquiror Intermediate Holdco or Acquiror Topco or any of their affiliates, in each case, subject to any notice and cure provisions set out therein.

“Change of Control” means (a) the acquisition, directly or indirectly, in one transaction or a series of related transactions, by any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of the beneficial ownership of securities of another Person possessing more than 50% of the total combined voting power of all outstanding securities of such other Person (provided, however, that a Change of Control will not result upon such acquisition of beneficial ownership if such acquisition occurs as a result of a merger or consolidation involving such other Person where the holders of the outstanding voting securities of such other Person immediately prior to such merger or consolidation (taken in the aggregate) possess beneficial ownership of 50% or more of the total combined voting power of all outstanding voting securities of such other Person, the surviving entity, the acquiring entity or a parent or holding company of the acquiring entity, immediately after such merger or consolidation); or (b) the sale, transfer or other disposition (in one transaction or a series of related transactions) of a substantial portion of the assets of a Person.

“Class A Shares” means the voting Class A common shares of Acquiror.

“Class B Share Consideration” means the Class B Shares issued to the Contributors under this Agreement.

“Class B Shares” means the non-voting Class B common shares of Acquiror.

“Closing” means the consummation of the Transactions.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Equity Awards” has the meaning set forth in Section 6.9.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Advisory Team” means each of Brett Greene, Alex Nivorozhkin, Michael Palfreyman, Alex Belser, Clint Canal and Joshua Hartsel.

“Company Controlled Group” has the meaning set forth in Section 3.19(g).

“Company Employee” means any current or former employee, independent contractor, consultant or director of any of the Company or any Affiliate of the Company.

“Company Employee Agreement” has the meaning set forth in Section 3.16(a)(i).

“Company Employee Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA) maintained by the Company and/or its Affiliates subject to ERISA, and any other material plan, agreement, policy, or arrangement providing bonuses or other incentive compensation, severance, retention, change in control, deferred compensation, or equity compensation.

“Company Intellectual Property” means all Intellectual Property that is owned, purported to be owned or held for use by the Company.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound, excluding: (i) Contracts under which the aggregate payments do not exceed $10,000; (ii) Contracts relating rights in unmodified, commercially available Intellectual Property; and (iii) confidentiality or nondisclosure agreements.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance, registration or application by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing.

“Company IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned by the Company or controlled by the Company by lease or license (including from cloud-based or other third-party service providers).

“Company Material Adverse Effect” means any effect or change that, individually or together with any other effects or changes, has been or reasonably would be expected to be materially adverse to the businesses, assets and properties, Key Employee relationships, condition (financial or otherwise), operating results or operations of the Company; provided, however, that the foregoing shall not include any such effects or changes resulting from any of the following, to the extent occurring after the date of this Agreement: (i) any general economic or political condition; (ii) any change in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iii) any act of war (whether or not declared), armed hostility, sabotage, terrorism or military action, or the escalation or worsening thereof; (iv) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Acquiror; (v) any change in any applicable Law or accounting rule (including IFRS) or the enforcement, implementation or interpretation thereof; (vi) any announcement, pendency or completion of the transactions contemplated by this Agreement or the Transaction Documents, including any loss or threatened loss of any employee, customer, supplier, distributor, or other Person having a relationship with the Company; (vii) any change in regulatory, competitive or business conditions; (viii) any hurricane, earthquake, natural or man made disaster or act of God; (ix) any failure of the Company to meet any internal, published or other projection, forecast or revenue, earnings or other measure of financial or operating performance prediction for any period (but the underlying causes of such failure (subject to the other provisions of this definition) shall not be excluded); (x) the identity of Acquiror; or (xi) any epidemic, pandemic, disease outbreak, public health emergency (including COVID-19 and the COVID-19 Measures), or other force majeure event.

“Company Organizational Documents” means the Amended and Restated Certificate of Incorporation of the Company dated November 19, 2020 and amended and restated bylaws of the Company dated November 19, 2020.

“Company Returns” has the meaning set forth in Section 3.14(a).

“Company Shares” has the meaning set forth in the Recitals.

“Competing Business” means any business, Person or entity engaged in a business that is competitive with the Business.

“Competing Transaction” means, other than the Transactions, any written or oral offer, proposal, public announcement, inquiry, or request for discussions or negotiations from any Person or group of Persons (other than the Acquiror) relating to: (a) any merger, consolidation, share exchange, recapitalization, or establishment of investment or investment in the Company or another legal entity or other similar transaction involving the Company; (b) any sale, lease, license, exchange, mortgage, pledge, transfer, or other disposition of a material portion of the assets of the Company; (c) any sale, lease, license, exchange, mortgage, pledge, transfer, or other disposition of the Company Intellectual Property outside the Ordinary Course of Business; (d) any sale or transfer of shares or other securities (or instruments that provide the right or ability to acquire shares or other securities) of the Company; or (e) any other change of control transaction involving the Company (however structured).

“Consent” has the meaning set forth in Section 3.3.

“Contract” and “Contracts” each has the meaning set forth in Section 3.16(a).

“Contributed Shares” has the meaning set forth in Section 2.1.

“Contributor” has the meaning set forth in the Preamble.

“Contributor Excluded Claims” means any Contributor Released Claims by any Contributor or Contributor Related Party for indemnification or arising under his, her or its rights under this Agreement or any Transaction Documents with respect to any compensatory or employment-related arrangements or agreements.

“Contributor Related Parties” has the meaning set forth in Section 6.10(a).

“Contributor Released Claim” has the meaning set forth in Section 6.10(a).

“Contributor Released Parties” has the meaning set forth in Section 6.10(a).

“Contributors’ Contribution” has the meaning set forth in Section 2.1.

“Contributors Representative” has the meaning set forth in Section 9.13(a).

“COVID-19” means the disease known as the coronavirus disease (COVID-19) classified as a pandemic by the World Health Organization on March 11, 2020 or any related or similar public health occurrence or matter.

“COVID-19 Measures” means any quarantine, shelter in place, stay at home order, workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, policy, guideline or recommendation by any Governmental Authority in connection with or in response to COVID-19.

“Current Acquiror Topco Share Price” means the greater of: (i) CAD $0.75; and (ii) the greater of (x) the 10 day volume weighted average trading price of the Acquiror Topco Shares on the NEO Exchange (or such other nationally recognised exchange as the Acquiror Topco Shares may at the applicable time be trading); and (y) the closing market price of the Acquiror Topco Shares on the NEO Exchange (or such other nationally recognised exchange as the Acquiror Topco Shares may, at the applicable time, be trading) in each case, on the close of business on the last Business Day preceding the Milestone Determination Date.

“Deductible” has the meaning set forth in Section 9.4.

“Disclosure Schedules” means the disclosure schedules delivered by the Company to Acquiror concurrently with the execution and delivery of this Agreement.

“Earn-out Shares” has the meaning set forth in Section 2.3.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financial Statements” has the meaning set forth in Section 3.8.

“Fundamental Representations” has the meaning set forth in Section 9.1(b).

“General Representations” means all of the representations and warranties contained in Article III, Article IV and Article V other than the Fundamental Representations.

“Governmental Authority” means any of Canada, U.S. or any other nation, any province, state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, police, regulatory, taxing power or administrative functions of: (a) government; (b) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); or (c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, taxing authority or power of any nature, in the case of any of clause (a) through (c), whether federal, state, provincial, local, municipal, foreign, supranational or of any other jurisdiction including any court, in each case having jurisdiction over the Company.

“Hartsel Note” means the Promissory Note, dated as of July 17, 2020, by the Company in favor of Joshua Hartsel in the aggregate amount of $100,000.00.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

“Indebtedness” means, without duplication, the following consolidated obligations of the Company, in each case, determined as of the Closing and calculated in accordance with IFRS: (a) any indebtedness for borrowed money or issued in substitution or exchange for indebtedness for borrowed money; (b) any indebtedness evidenced by any note, bond, debenture or other debt security, excluding the Promissory Note and the Hartsel Note; (c) any indebtedness for the deferred purchase price of property or services with respect to which the Company is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the Ordinary Course of Business); (d) any commitment by which the Company assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit); (e) any indebtedness guaranteed in any manner by the Company (including guaranties in the form of an agreement to repurchase or reimburse); (f) any obligations under capitalized leases with respect to which the Company is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations the Company assures a creditor against loss; (g) any indebtedness secured by a Lien on the assets of the Company; (h) accrued interest to and including the Closing Date in respect of any of the obligations described in the foregoing clauses (a) through (g) of this definition and all premiums, penalties, charges, fees, expenses and other amounts that are or would be due (including with respect to early termination) in connection with the payment and satisfaction in full of such obligations; (i) the employer’s share of any payroll Taxes attributable to any payments to employees or former employees made in connection with the Transactions; (j) any employee bonuses and unused vacation and paid time off that are accrued (or should be accrued) in accordance with IFRS and the employer’s share of any payroll Taxes attributable to the payment of any such bonuses and vacation and paid time off that remain unpaid as of the Closing Date; and (k) any liabilities for deferred revenue, accrued revenue or other amounts paid for services which have not been performed, including liabilities for client reserves payable to any third party.

“Indemnified Tax” means (a) any Tax of the Company with respect to any Pre-Closing Tax Period, (b) any Tax of any Contributor for any Tax period, (c) any Tax for which the Company is held liable by reason of the Company being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period, (d) any Tax of another Person for which the Company is held liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any obligation existing on or prior to the Closing Date to indemnify any such Person, by contract or otherwise, (e) any Transfer Taxes allocable to the Contributors pursuant to Section 6.6(f), and (f) any Tax incurred as a result of the Transactions, including any payroll or employment Taxes payable by the Company as a result of any compensatory payment made in connection with the transactions contemplated by this Agreement; provided, however, that Indemnified Taxes shall not include any Taxes (x) claimed or assessed against the Company to the extent such Taxes are included in Indebtedness or Transaction Expenses or (y) that result from any action taken after the Closing on the Closing Date by Acquiror or any of its Affiliates (including the Company) with respect to the Company outside the Ordinary Course of Business of the Company, except as otherwise provided in this Agreement or required by Law.

“Indemnity Cap” has the meaning set forth in Section 9.4(a).

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; (i) rights of publicity; and (j) all other intellectual or industrial property and proprietary rights.

“Intended Tax Treatment” has the meaning set forth in Section 6.7(b).

“IRS” means the United States Internal Revenue Service.

“Key Company Employees” means Alex Nivorozhkin, Brett Greene, Michael Palfreyman, Clinton Canal, Alexander Belser or Josh Hartsel.

“Knowledge” means the actual knowledge of any of Alex Nivorozhkin, Brett Greene, Michael Palfreyman, Clinton Canal, Alexander Belser or Josh Hartsel, or the knowledge such person would have obtained after due inquiry.

“Latest Balance Sheet” has the meaning set forth in Section 3.8(a).

“Law” means all laws (including common law), statutes, rules, regulations, codes, injunctions, decrees, orders, ordinances, registration requirements, disclosure requirements, Canadian securities administrators’ national or multilateral instruments and policies, and other pronouncements having the effect of law of Canada, the U.S., any foreign country or any domestic or foreign provincial, state, county, city or other political subdivision or of any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.13(b).

“Leases” has the meaning set forth in Section 3.13(b).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Licensed Intellectual Property” means all Intellectual Property in which the Company holds any rights or interests granted by other Persons, including any of its Affiliates, under a Company IP Agreement.

“Lien” means any security interest, pledge, license, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, option, warrant, purchase right, commitment, right of first refusal, right of first offer, covenant not to sue, grant of a power to confess judgment, conditional sale and title retention agreement (including any lease in the nature thereof), charge, third-party claim, demand, equity, security title, lien, encumbrance or other similar arrangement or interest in real or personal property.

“Losses” has the meaning set forth in Section 9.2(a).

“Material Contracts” has the meaning set forth in Section 3.16(a).

“Material Customer” has the meaning set forth in Section 3.17(a).

“Material Supplier” has the meaning set forth in Section 3.17(b).

“Milestone Consideration” means with respect to any particular Milestone, the relevant value described opposite such Milestone in Schedule II under the heading “Milestone Consideration”.

“Milestone Determination Date” means, with respect to any Milestone (or portion thereof) and subject to applicable securities Law, the later of (x) the date at which Acquiror Topco issues a press release announcing the achievement of the Milestone (or portion thereof), which press release shall be issued promptly (but in no event more than two Business Days, subject to the provisos in this definition) and in a commercially reasonable manner following the date on which the Parties, acting reasonably, agree that the relevant Milestone has been achieved and (y) three Business Days following the determination by the Parties that the relevant Milestone (or portion thereof) has been achieved; provided that, unless and until a Milestone has been achieved in its entirety, Acquiror Topco shall, at its sole option and discretion, have the right to delay the issuance of a press release announcing the achievement of such portion of the Milestone until the earlier of: (i) the end of the fiscal quarter in which the portion of the Milestone was achieved; and (ii) the achievement of the Milestone in its entirety; provided further that Acquiror Topco shall be under no obligation to issue a press release relating to the achievement of a Milestone in respect of which no Earn-out Shares are issuable; and provided further, that the right to delay any such announcement shall be undertaken in good faith and without an intention to adversely affect the calculation of the Current Acquiror Topco Share Price. Notwithstanding the foregoing, if the Company determines that it is inappropriate or not advisable to issue a press release with respect to the achievement of a Milestone (or portion thereof), the Milestone Determination Date shall be the date determined in (y) hereof.

“Milestones” means the occurrence of those events described in Schedule II under the heading “Milestones”, and “Milestone” means the occurrence of those events described in Schedule II ascribed to any particular fiscal quarter as is identified next to the relevant actions under the heading “Relevant Quarter”.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Parties” means, collectively, the Contributors, Acquiror, Acquiror Intermediate Holdco, Acquiror Topco, the Contributors Representative and the Company, and each is hereinafter referred to as a “Party.”

“Permits” means all licenses, permits, franchises, approvals, authorizations, qualifications, clearances, registrations, notifications, exemptions, certificates of need, accreditations, certifications, participation agreements, consents or orders of, or filings with, any Governmental Authority or any other Person necessary for the Company to carry on its business.

“Permitted Liens” means (a) Liens for Taxes that are not yet due and payable or which are being contested in good faith and (b) mechanics’, carriers’, workers’, statutory landlord’s, repairers’ and similar non-consensual Liens arising by operation of Law and relating to obligations which are incurred in the Ordinary Course of Business for amounts which are not delinquent and which are not, individually or in the aggregate, material to the business of the Company.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Authority or another entity.

“Platform Agreements” has the meaning set forth in Section 3.15(h).

“PPP Loan” means a Paycheck Protection Program loan as defined in section 7(a)(36) of the Small Business Act of 1953 (15 U.S.C. 636(a)(36)), as amended by the CARES Act.

“Permitted Removal from Operational Control” means the removal of substantial operational control or authority, including any loss of management, formal authority or the termination of the services of a member of the Company Advisory Team: (i) consented to by, or undertaken at the request of, either Alex Nivorozhkin or Brett Greene, acting in good faith and in their capacity as a Person with operational control or authority of the Company; or (ii) for Cause.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on and including the Closing Date.

“Pro Rata Percentage” means the portion set forth opposite each Contributor’s name on Schedule I under the heading “Pro Rata Percentage” representing with respect to (i) the distribution of Acquiror Shares to Contributors, the number of Acquiror Shares to be issued to each Contributor expressed as a percentage of the aggregate number of such Acquiror Shares issuable from time to time, and (ii) any payments to be made by or to Contributors, the amount of any payment to be made by or to such Contributor expressed as a percentage of the aggregate amount of any such payment to be made by or to the Contributors from time to time.

“Promissory Note” means that certain amended and restated promissory note in the principal amount of $715,000 issued by the Company to Acquiror Intermediate Holdco dated November 12, 2020.

“Removal from Operational Control” means the removal of substantial operational control or authority, including any loss of management or formal authority from a majority of the Company Advisory Team by the Company that prevents or would reasonably be expected to prevent them from taking actions necessary to meet Milestones, and, as a result, for the purpose of determining the division of additional Earn-out Shares that Contributors are entitled to receive as between themselves, the calculation of Pro Rata Percentage shall exclude (from both the numerator and denominator) members of the Company Advisory Team whose removal was a Permitted Removal from Operational Control.

“Representatives” has the meaning set forth in Section 6.4(a).

“Required Consents” has the meaning set forth in Section 6.2(a).

“Required Contracts” has the meaning set forth in Section 6.2(c).

“Required Notices” has the meaning set forth in Section 6.2(b).

“Restricted Period” has the meaning set forth in Section 6.8(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, which (a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company or other business entity, a majority of the partnership, limited liability company or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company or other business entity.

“Support Agreement” means the Support Agreement to be entered into by Acquiror Topco, Acquiror and Contributors at the Closing.

“Tax” or “Taxes” means (a) any and all Canadian or U.S. federal, state, provincial, local, and non-Canadian or non-U.S. taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and goods and services, provincial sales, value-added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment (including social security), escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being (or having been) a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any arrangement for group or consortium relief or similar arrangement), and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of law.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third-Party Claim” has the meaning set forth in Section 9.5.

“Transaction Documents” means this Agreement and the agreements, documents and instruments contemplated hereby.

“Transaction Expenses” means all consolidated fees, costs and expenses incurred by or on behalf of the Company in anticipation of, in connection with, or otherwise related to, the Transactions and/or any related or alternative transactions, in each case, determined as of immediately prior to the Closing, including (a) all of the fees, expenses and other costs of legal counsel, investment bankers, brokers, accountants and other representatives and consultants, (b) all change of control payments due or accrued by the Company with respect to any Person, (c) all severance, termination, retention bonuses or similar payments that are payable or become payable as a result of the Transactions (including the employer portion of any payroll Taxes that are or will be imposed on such amounts), (d) any amounts paid in connection with obtaining any consents of Governmental Authorities or third parties in connection with the Transactions, and (e) all fees and expenses associated with the termination of any Company Employee Plan.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Transfer Taxes” has the meaning set forth in Section 6.7(f).

“U.S.” means the United States of America.

“US Benefit Plan” has the meaning set forth in Section 3.19(e).

ARTICLE II.

CONTRIBUTIONS TO ACQUIROR

2.1	Contributions to Acquiror; Issuances of Acquiror Shares. Upon the terms and subject to the conditions set forth in this Agreement:

(a)

on or before the Closing, Acquiror Intermediate Holdco shall transfer the Promissory Note to Acquiror as a capital contribution (the “Acquiror Intermediate Holdco Contribution”) in exchange for 73,812.22 Class A Shares of Acquiror, free and clear of any Liens (other than restrictions on transfer of securities under applicable securities Laws); and

(b)

at the Closing, Contributors shall contribute all of Contributors’ Company Shares (the “Contributed Shares”), free and clear of any Liens (other than restrictions on transfer of securities under applicable securities Laws), to Acquiror as a capital contribution (the “Contributors’ Contribution”) in exchange for Class B Shares, free and clear of any Liens (other than restrictions on transfer of securities under applicable securities Laws), of Acquiror as follows:

(i)	868,833 Class B Shares to be issued by the Acquiror to Contributors at the Closing in accordance with their respective Pro Rata Percentage; and,

(ii)

such number of Earn-out Shares, if any, as become issuable following the Closing by the Acquiror to Contributors pursuant to Section 2.3, from time to time, in accordance with their respective Pro Rata Percentage.

2.2

Closing. The Closing shall take place by exchange of documents electronically and by courier and overnight deliveries, on a date to be mutually agreed upon by the Acquiror and the Company, which date shall be no later than the third Business Day after all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions which, by their terms, are intended to be satisfied at the Closing), or at such other time and place as the Acquiror and the Company shall mutually agree. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. New York time on the Closing Date.

2.3

Earn-out Shares. On the occurrence of each Milestone (or part thereof as applicable), Acquiror shall issue to those Contributors, in accordance with their respective Pro Rata Percentage, on or before the 2nd Business Day following the relevant Milestone Determination Date, such number of Class B Shares (in each case, “Earn-out Shares”) as shall be determined by dividing the Milestone Consideration (or where some, but not all, of the sub-Milestone’s in the relevant fiscal quarter are achieved, such lesser potion of the Milestone Consideration as is determined in accordance with Schedule II) by (10 multiplied by the Current Acquiror Topco Share Price); provided however that, in no instance shall Acquiror be required to issue Earn-out Shares if, as a result of such issuance, the aggregate number of Class B Shares issued pursuant to Section 2.1 (including for clarity any and all Earn-out Shares) would exceed 3,280,650 (the “Earn-out Share Maximum”), in which case, Acquiror shall, at its option, either (x) issue such lesser number of Earn-out Shares to Contributors and pay to Contributors, in accordance with their respective Pro Rata Percentage, an amount in cash equal to the value of the Earn-Out Shares in excess of the Earn-out Share Maximum that would have otherwise been issuable (determined with reference to the Current Acquiror Topco Share Price), or (y) take such further action, including (but not limited to) the calling of and solicitation of proxies to obtain the requisite shareholder vote in connection with a special meeting of the shareholders of Acquiror and/or Acquiror Topco, as may be necessary or advisable pursuant to the rules and regulations of the NEO Exchange, the provisions of the governing documents of Acquiror and Acquiror Topco, and/or applicable Law, to seek approval to issue such number of Earn-out Shares in excess of the Earn-out Share Maximum; provided further, that if a particular Milestone has not been achieved on or prior to the end of the quarter immediately following the quarter in respect of which such Milestone is scheduled to be achieved pursuant to Schedule II, Acquiror’s obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire and the Contributors shall cease to have any rights with respect thereto.

2.4

Earn-out Protective Provisions. From the Closing through the end of the last fiscal quarter in which a Milestone may be accomplished, Acquiror and Acquiror Topco shall (a) permit access to Contributors Representative at all reasonable times to audit the achievement of and progress toward any Milestone and shall maintain adequate records and access to personnel, on commercially reasonable terms, to permit such audit and (b) ensure that the Company is adequately financed or funded so that it can be able to adequately capitalize on commercial and other opportunities presented to it (provided that in no instance shall there be any requirement that the Company be financed or funded in an amount that exceeds those budgeted amounts contained in Schedule III to this Agreement). Except as expressly provided in this Agreement, the provisions of this Agreement relating to the Milestones shall not limit Acquiror and Acquiror Topco’s or the Company’s ability to conduct the business of the Company in the manner they determine is in the best interest of such business after Closing; provided, that Acquiror and Acquiror Topco shall not, directly or indirectly, take any actions in bad faith that would have the purpose of avoiding or reducing the issuance of Earn-out Shares hereunder or take any action, or omits to take action, after the Closing that could be reasonably expected to impede the opportunity of the Contributors to be entitled to receive, pursuant to this Section 2.3, the maximum number of Earn-out Shares for each Milestone. Notwithstanding any other provision in this Section 2.4, upon the occurrence at any point prior to the end of the period from the Closing through the end of the last fiscal quarter in which a Milestone may be accomplished of (i) a Change of Control of the Company or Acquiror Topco or (ii) Removal from Operational Control, then Acquiror or Acquiror Topco shall irrevocably become liable to pay, or cause its successor entity to pay, to Contributors, in accordance with their respective Pro Rata Percentage, (x) in the case of a Change of Control, consideration equal to that which they would have received under the Change of Control transaction had all Milestones been achieved, or (y) in the case of a Removal from Operational Control, consideration equal to that which they would have received had all Milestones been achieved as of the date of such event, in the case of (x) or (y), less any Earn-out Shares already issued to the Contributors or which were unearned in respect of any prior Milestone as of the date on which such Change of Control or Removal from Operational Control occurs, and the provisions of Section 2.3 shall be of no further force or effect thereafter.

2.5

Earn-out Retention Requirements. If at anytime from the Closing through the end of the last fiscal quarter in which a Milestone may be accomplished, a Contributor other than Transliminal LLC or Nova Capital International LLC, resigns from, or is terminated for Cause, from their role at the Company, such Contributor shall forfeit its rights to receive any additional consideration under Section 2.3, including any Earn-out Shares, and any such consideration that would otherwise have been deliverable thereto pursuant to Section 2.3, shall be shared among the remaining Contributors in accordance with their respective Pro Rata Percentage (adjusted to take account, in the denominator, of the Contributor(s) whose participation therein shall have been forfeited pursuant to this Section 2.5). The parties acknowledge and agree that the Earn-out Shares are being issued by the Acquiror to the Contributors solely in exchange for the Contributors’ Contribution to the Acquiror of the Contributed Shares pursuant to Section 351 of the Code. The Parties further acknowledge and agree that the Earn-out Shares are being issued to the Contributors subject to the restrictions described in this Section 2.5 to protect the business value of the Company being acquired by the Acquiror.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY

As a material inducement to Acquiror to enter into and perform its obligations under this Agreement, the Company represents and warrants to Acquiror, with respect to the Company, that the following statements contained in this Article III are true and correct as of the date hereof and as of the Closing:

3.1

Organization. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and is duly qualified, licensed or admitted to do business as a foreign entity and is in good standing in every jurisdiction in which the operation of the Company’s business or the ownership of the Company’s assets requires them to be so qualified, licensed, admitted or in good standing, except where the failure to be so qualified, licensed, admitted or in good standing could not reasonably result in a Company Material Adverse Effect. Section 3.1 of the Disclosure Schedules lists the jurisdiction of incorporation and all of the jurisdictions in which the Company is qualified to do business as a foreign entity.

3.2

Authorization. The Company has full right, power and authority, to own, lease and operate its properties, to carry on its businesses as now conducted or proposed to be conducted, and to execute and deliver the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. The board of directors of the Company has unanimously (a) determined that the Transactions are in the best interests of the Company and its shareholders and (b) authorized and approved the Transaction Documents to which the Company is a party, the execution and delivery by the Company of such Transaction Documents, and the performance by the Company of its obligations thereunder. Contributors, in their capacity as shareholders of the Company, by proper and sufficient corporate action, have duly approved the Transaction and the Transaction Documents to which the Company is a party. The Transaction Documents to which the Company is a party have been, or will be at the Closing, duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties thereto, constitute, or will constitute at the Closing, the legal, valid and binding obligations of the Company enforceable in accordance with their respective terms and conditions (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles).

3.3

Noncontravention; Consents. Neither the execution and the delivery by the Company of the Transaction Documents, nor the consummation of the Transactions or the performance of any obligations hereunder and thereunder, (a) violate or conflict with any provisions of the Company Organizational Documents, (b) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law or order to which the Company is subject, or (c) violate, conflict with or result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, reasonably could constitute a default) under, result in or create in any Person the right to, accelerate, terminate, modify or cancel, require any notice under, or result in the imposition or creation of a Lien upon or with respect to any equity interests or assets of the Company under, any Contract, or by which the Company or any of its assets or properties are bound other than, in the case of clause (b) and (c), any such violations, conflicts, breaches or defaults that, individually or in the aggregate, would not have a Company Material Adverse Effect. Except as set forth on Section 3.3 of the Disclosure Schedules, no consent, approval, license, Permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person (each, a “Consent”) is required to be obtained or made by or on behalf of the Company in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions. The Company has not received any written (or, to the Knowledge of the Company, oral) notice from any Governmental Authority indicating that such Governmental Authority would oppose or not promptly grant or issue its consent or approval, if requested, with respect to the Transactions.

3.4	Litigation.

(a)

Except as set forth on Section 3.4(a) of the Disclosure Schedules, there is, and during the 1-year period prior to the date hereof, there has been, no Action, whether written or oral, pending, threatened in writing to the Company or, to the Company’s Knowledge, otherwise threatened against, related to or affecting the Company, at Law or in equity by or before a third Person or a Governmental Authority that if determined adversely to the Company would have a Company Material Adverse Effect, nor is there any Action pending, threatened in writing to the Company or, to the Company’s Knowledge, otherwise threatened with respect to the Transactions. The Company has not received any notice of, and, to the Company’s Knowledge, there has not been any event or circumstance which is or has been caused or allegedly caused by or otherwise involving any products designed, developed, assembled, manufactured, leased, licensed sold or otherwise disposed of or any services performed in connection with or on behalf of the Company that reasonably could serve as a basis for a material claim or a material loss. The Company is not subject to or bound by any settlement or conciliation agreement, or any judgment, order or decree of any court or Governmental Authority.

(b)

There is no Action pending or threatened against any Contributor, which, if adversely determined, (a) reasonably could delay, hinder or prevent the consummation of the Transactions by such Contributor or (b) reasonably could have, individually or in the aggregate with all other such Actions, a material adverse effect on the ability of such Contributor to perform his or its respective obligations under the Transaction Documents.

(c)

Except as set forth in Section 3.4(c) of the Disclosure Schedules, there are (and in the past 5 years there have been) no judgments, injunctions or orders outstanding against or affecting the Company or against or affecting any director, officer, employee, partner, or equityholder of the Company in such Person’s capacity as director, officer, employee, partner, or equityholder of the Company.

3.5	Ownership of Subsidiaries. The Company does not have, nor has ever had, any Subsidiary or held, directly or indirectly, any interest in any other Person or joint venture.

3.6	Capitalization; Allocation of Consideration.

(a)

Section 3.6(a) of the Disclosure Schedules lists, as of immediately prior to the Closing, all of the outstanding shares of the Company and all of the outstanding or committed options, warrants, convertible securities and other rights to acquire shares in the Company, except as may be waived and released prior to Closing, and there exists no promise or commitment to grant such securities. Such securities are held beneficially and of record by the Contributors listed on Section 3.6(a) of the Disclosure Schedules, by each Contributor in the type and number of securities listed on such schedule. All of such interests are included in the Company Shares and shall be transferred to Acquiror upon the Closing free and clear of any and all Liens other than Permitted Liens.

(b)

Except for the shares described in Sections 3.5 and 3.6(a), there are (i) no other equity securities or voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable for shares or other equity securities or voting securities of the Company and (iii) no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other similar contracts or commitments that could require the Company to issue, sell or otherwise cause to become outstanding any of its shares. There are no (i) voting trusts, proxies or other agreements or understandings with respect to the voting of any Contributed Shares or any other securities of the Company to which the Company are a party, by which the Company is bound or of which the Company has Knowledge, or (ii) agreements or understandings to which the Company is a party, by which the Company is bound or of which the Company has Knowledge relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or drag-along rights) of any Contributed Shares or any other equity, equity-linked or voting securities of the Company.

(c)

There are no outstanding or authorized share appreciation, phantom shares, profit participation or similar rights with respect to the Company or any repurchase, redemption or other obligation to acquire for value any shares or other equity securities of the Company.

(d)	All outstanding shares of the Company has been duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right or the Company Organizational Documents. None of the Contributed Shares have been issued in violation of any provincial, federal or state securities Laws. There are no accrued and unpaid dividends or other distributions with respect to the Contributed Shares.

(e)

Without limiting the provisions of Section 3.3, the issuance of the Acquiror Shares, as allocated pursuant to Article II, will not (i) violate or conflict with any provisions of the Company Organizational Documents, or (ii) violate, conflict with or result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any Contract entered into by the Company and any of its shareholders or other equity holders.

3.7

Brokers’ Fees. Except as set forth on Section 3.7 of the Disclosure Schedules, the Company does not and will not have any liability or obligation (whether matured or unmatured) to pay any fees, commissions or other compensation to any broker, finder, investment banker, financial advisor, agent or other similar Person with respect to the Transactions.

3.8	Financial Statements.

(a)

Section 3.8 of the Disclosure Schedules sets forth true and complete copies of the following financial statements (collectively, the “Financial Statements”): (i) the unaudited consolidated balance sheet of the Company as of October 31, 2020 (the “Latest Balance Sheet”) and the related unaudited statements of income for the 5-month period then ended. Each of the Financial Statements (including in all cases the notes thereto, if any) is accurate and complete in all material respects, has been prepared from and is consistent with the books and records of the Company (which books and records are correct and complete in all material respects) and accurately presents in all material respects the financial condition and results of operations of the Company as of the times and for the periods referred to therein. The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout the periods covered thereby, subject to the absence of footnote disclosures in the Latest Balance Sheet (none of which otherwise required footnote disclosures reasonably could, alone or in the aggregate, be materially adverse to the business, operations, assets, liabilities, financial condition, operating results, cash flow, working capital of the Company).

(b)

The Company maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements of the Company.

3.9

Absence of Changes. Since October 31, 2020, there has not been, and there has been no event, circumstance or occurrence that reasonably could have a Company Material Adverse Effect. Without limiting the foregoing, since October 31, 2020, except as set forth on Section 3.9 of the Disclosure Schedules or as contemplated by the terms of this Agreement, the Company has been operated only in the Ordinary Course of Business and has not:

(a)

sold, licensed, leased, transferred or assigned any of its assets, tangible or intangible, or purchased any assets or properties of any Person, in each case other than for fair consideration in the Ordinary Course of Business;

(b)	entered into any Material Contract;

(c)

caused or suffered any acceleration, amendment, termination (partial or complete), modification or cancellation of, or granted any waiver or given any consent or release with respect to, any Material Contract and, to the Company’s Knowledge, no party intends to take any such action;

(d)	imposed or suffered to exist any Lien (other than Permitted Liens) upon any of its assets, tangible or intangible;

(e)

made any capital investment in, any loan to or any acquisition of (or series of related capital investments in, loans to, or acquisitions of) the securities or assets of any Person either involving more than $20,000 or outside the Ordinary Course of Business;

(f)

(i) issued any note, bond or other debt security or created, incurred, assumed or guaranteed any Indebtedness, other than the Promissory Note or any accrued vacation pay or (ii) made any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or granted any waiver of any right of the Company under, any Indebtedness of or owing to the Company;

(g)

cancelled, compromised, waived or released any right or claim (or series of related rights or claims) involving more than $10,000 individually or $25,000 in the aggregate or outside the Ordinary Course of Business or settled or compromised any Action, which settlement or compromise involved (i) aggregate payments by the Company in excess of $10,000 individually or $25,000 in the aggregate or (ii) any relief other than money damages;

(h)	made any capital expenditures or commitments therefor exceeding $50,000 in the aggregate;

(i)

delayed or postponed the payment of accounts or other amounts payable or other obligations or liabilities or accelerated the collection of any accounts or other amounts receivable outside the Ordinary Course of Business;

(j)

made any change in accounting practices or policies, including not having changed conduct related to cash management customs and practices (including with respect to maintenance of working capital balances, collection of accounts receivable, payment of accounts payable, accrued liabilities and other liabilities and pricing and credit policies) or, since the date of the Latest Balance Sheet, having changed conduct related to cash management in any manner whatsoever;

(k)	sold, securitized, factored or otherwise transferred any accounts receivable;

(l)	experienced any damage, destruction or loss (whether or not covered by insurance) to any real or personal property or equipment in excess of $50,000 in the aggregate;

(m)

granted any increase in the base compensation of any of its current or former directors, officers, employees or consultants other than any increase that, when combined with all other increases in 2020, did not exceed 10% of the compensation as of June 1, 2020, and was in the Ordinary Course of Business, or made any payment of or agreed to become obligated to pay any bonus, severance or change of control payments or other consideration of any nature whatsoever (other than salary, commissions or consulting fees) to any of its current or former directors, officers, managers, members, partners, employees or consultants except as required by Law or by any Company Employee Plan in effect on June 1, 2020;

(n)	implemented any layoffs;

(o)	adopted, amended, commenced participation in or terminated any collective bargaining agreement;

(p)

made any loans or advances to any of its directors, members, managers, officers, employees (other routine advances of business expenses in the Ordinary Course of Business), or to, customers or Affiliates or entered into any transaction with or for the benefit of any Affiliate other than the Transactions;

(q)

sold, licensed, leased, transferred, assigned, granted any other rights under, abandoned, permitted to lapse or otherwise disposed of, or failed to maintain or protect in full force and effect, any material item of Company Intellectual Property or disclosed any material confidential information of the Company to any Person other than pursuant to a written agreement containing appropriate confidentiality obligations and preserving all rights of the Company in such confidential information;

(r)	authorized or effected any amendment or change in the Company Organizational Documents;

(s)	instituted any Action;

(t)

authorized, issued, sold or otherwise disposed of any of its shares or other equity interests, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its shares or other equity interests, or modified or amended any right of any holder of any of its outstanding shares or other equity interests;

(u)

declared, set aside or paid any dividend or made any distribution with respect to its shares or other equity interests (whether in cash or in kind) or directly or indirectly redeemed, purchased or otherwise acquired any of its shares or other equity interests;

(v)	acquired or disposed of, in any form, participations in the equity of other companies or acquired, disposed of or leased (as lessor or lessee) any business or segment of any business;

(w)	entered into or agreed to any merger or consolidation with any Person; or

(x)	authorized or entered into any agreement, contract or commitment to do any of the foregoing or authorized, taken or agreed to take (or fail to take) any action with respect to the foregoing.

3.10

Absence of Undisclosed Liabilities. Except as set forth on Section 3.10 of the Disclosure Schedules, the Company has no liability of the nature required to be disclosed on a balance sheet prepared in accordance with IFRS except for (a) liabilities reflected or reserved against on the Latest Balance Sheet and (b) liabilities which have arisen since the date of the Latest Balance Sheet in the Ordinary Course of Business (and none of which is material and none of which relates to breach of contract, breach of warranty, tort, infringement, environmental matters, violation of Law or any Action).

3.11	Legal Compliance.

(a)

The Company is in material compliance with, and since its date of incorporation, has been in material compliance with all applicable Laws of Governmental Authorities relating to the operation of its business and the maintenance and operation of its properties and assets. No notices have been received by and no claims have been filed against the Company alleging a violation of any such Laws.

(b)

The Company owns, holds or possesses and has at all times complied in all material respects with, and is in compliance in all material respects with, all Permits which are required for the operation and ownership of the business of the Company, except where the failure to own, hold or possess such Permits would not have a Company Material Adverse Effect. Section 3.11(b) of the Disclosure Schedules sets forth a complete and correct list and brief description of each Permit owned, held or possessed by the Company, as of the date hereof, and all such Permits are valid and in full force and effect. Except as set forth on Section 3.11(b) of the Disclosure Schedules, (i) the Company has fulfilled and performed in all material respects its obligations under each of the Permits which it owns, holds or possesses, and (ii) no written notice of cancellation, default or material dispute concerning any

Permit, or of any event, condition or state of facts described in the preceding clause, has been received by the Company as a result of the execution of this Agreement or any other Transaction Document or consummation of the Transactions or otherwise and all of the Permits will be available for use by the Company immediately after the Closing. The Company has not been a party to or subject to any proceeding seeking to revoke, suspend or otherwise limit any Permit. The Company is not in material breach or violation of, or default under, any such Permit. The Company has not received any notice from any Governmental Authority that any of its properties, facilities, equipment, operations or business procedures or practices fails to comply with any applicable Law or Permit. The Company is not in breach or violation of any of the items listed on Section 3.11(b) of the Disclosure Schedules. There has been no decision by the Company not to renew any Permit.

3.12	Title to Properties; Condition and Sufficiency of Assets.

(a)

The Company is in possession of and owns good and marketable title, free and clear of all Liens (other than Permitted Liens) to all of the properties and assets (i) reflected on the face of the Latest Balance Sheet, (ii) located on any of the premises of the Company, or (iii) used in the conduct of the businesses of the Company, except, in the case of the foregoing clauses (ii) and (iii), for the Leased Real Property.

(b)

The facilities, machinery, equipment and other tangible assets of the Company have been maintained in accordance with normal industry practice, are in good condition and repair in all material respects, fit for their particular purpose, and are usable in the Ordinary Course of Business. The Company owns or leases under valid leases all facilities, machinery, equipment and other tangible assets necessary for the conduct of its business as currently conducted, and a list of all of such assets is set forth on Section 3.12 of the Disclosure Schedules.

(c)

The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company, are sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted.

3.13	Real Property.

(a)	The Company does not own or have any options to acquire any real property.

(b)

Section 3.13(b) of the Disclosure Schedules sets forth and describes, including address and the name of the landlord, sublandlord, licensor or grantor, a true and complete list of all real property leased, subleased, licensed to or otherwise used or occupied by the Company (the “Leased Real Property”). The Leased Real Property comprises all of the real property occupied or operated in connection with, used or intended to be used in, or otherwise related to, the business of the Company. The Company has delivered to Acquiror correct and complete copies of the leases, subleases, licenses, occupancy agreements and other similar agreements set forth on Section 3.13(b) of the Disclosure Schedules, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto (collectively hereinafter referred to as the “Leases”). With respect to each Lease set forth or required to be set forth on Section 3.13(b) of the Disclosure Schedules:

(i)	the Lease is legal, valid, binding, enforceable and in full force and effect;

(ii)	the Lease shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the Transactions;

(iii)

the Company is not, nor, to the Company’s Knowledge, is any other party to any such Lease, in breach or default, and no event has occurred which, with notice or lapse of time, reasonably could constitute a breach or default or permit termination, modification or acceleration thereunder;

(iv)	the possession and quiet enjoyment of the Leased Real Property by the Company under such Lease has not been disturbed, and to the Company’s Knowledge, there are no disputes with respect to such Lease;

(v)	no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

(vi)	the Company does not owe, and will not owe in the future, any brokerage commissions or finder’s fees with respect to such Lease;

(vii)	the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof;

(viii)	the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company;

(ix)	the Company has not collaterally assigned or granted any other security interest in such Lease or any interest therein.

(c)

All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, located on, attached to and included in the Leased Real Property are in good condition and repair in all material respects and sufficient for the operation of and occupancy relative to the businesses of the Company in the Ordinary Course of Business.

3.14	Tax Matters.

(a)

Tax Returns and Payments. All Tax Returns required to be filed by or on behalf of the Company (the “Company Returns”) have been timely and properly filed and are true, accurate and complete in all material respects. All Taxes of the Company that are due and payable have been timely and properly paid (whether or not shown on a Company Return). The Company has delivered to Acquiror accurate and complete copies of all Tax Returns filed by the Company. No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)

Audits; Claims. No Company Return has been examined or audited by any Governmental Authority. The Company has not received from any Governmental Authority any: (i) written notice indicating an intent to open an audit or other review; (ii) written request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment, in each case, which has not been resolved. No extension or waiver of the limitation period applicable to any Company Return has been granted by or requested from the Company. No claim or Legal Proceeding is pending or threatened against the Company in respect of any Tax. There are no liens for Taxes upon any of the assets of the Company except liens for current Taxes not yet due and payable (and for which there are adequate accruals, in accordance with IFRS on the Financial Statements).

(c)

Parachute Payments. The Company is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law).

(d)

Closing Agreements; Etc. The Company will not be required to include any item of income in, or exclude any deduction from, taxable income for any tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or the use of an improper method of accounting, for a Tax period ending on or prior to the Closing Date (including, for the avoidance of doubt, any 481 adjustment pursuant to Section 13221(d) of U.S. P.L. 115-97); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulation Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign Income Tax Law) or excess loss account described in Treasury Regulation Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign Income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid or deposit amount received on or prior to the Closing Date; or (vi) income inclusion pursuant to Sections 951 or 951A of the Code with respect to any interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or before the Closing Date. The Company is not required to include any amount in income pursuant to Section 965 of the Code or pay any installment of the “net tax liability” described in Section 965(h)(1) of the Code. The Company is not a party to or bound by any Tax allocation or sharing agreement (other than such agreements entered into the Ordinary Course of Business, the principal purpose of which is not the allocation of Taxes).

(e)

Consolidated Tax Returns. The Company is not and has never been a member of any consolidated, combined, affiliated, unitary or aggregate group for Tax purposes (except for a group in which the Company is the parent entity). The Company does not have any liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of federal, state, local or foreign Tax Law), as a transferee or successor, or pursuant to any contractual obligation, other than any contractual obligation entered in the Ordinary Course of Business that does not principally relate to Taxes, or otherwise.

(f)

Distributed Stock. The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code in the two years prior to the date of this Agreement.

(g)

Penalties. The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign law).

(h)

Tax Shelter and Listed Transactions. The Company has not consummated or participated in, nor is it currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(i)

USRPHC. The Company has never been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j)

Withholding. The Company has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and timely paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes (or similar Taxes under any foreign laws), Federal Insurance Contribution Act, Medicare, relevant state or local income and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods.

(k)

Permanent Establishment. The Company is not subject to Tax in any jurisdiction other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that jurisdiction.

(l)	Partnerships. None of the assets of the Company are an interest in an entity or arrangement classified as a partnership for United States federal, state or local Tax purposes.

(m)

Sales or Transfer Taxes. The Company has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Legal Requirements to be collected by them and have duly and timely remitted to the appropriate Governmental Authority any such amounts required by applicable Legal Requirements to be remitted by them.

(n)

The Company has not elected to defer any Taxes, including the employer-portion of any payroll Tax for which the Company will have future Tax liability, under the CARES Act. The Company has not received or claimed any Tax credits under Section 2301 of the CARES Act, nor has the Company accepted or otherwise been extended any PPP Loans. To the extent applicable, the Company has materially complied with all legal requirements and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act.

3.15	Intellectual Property.

(a)

Section 3.15(a) of the Disclosure Schedules contains a correct, current, and complete list of: (i) all Company IP Registrations; and (ii) all unregistered Trademarks included in the Company Intellectual Property.

(b)

Section 3.15(b) of the Disclosure Schedules contains a correct, current and complete list of all Company IP Agreements, separately identifying the Company IP Agreements: (i) under which the Company is a licensor or otherwise grants to any Person any right or interest relating to any Company Intellectual Property; (ii) under which the Company is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person; and (iii) which otherwise relate to the Company’s ownership or use of Intellectual Property. The Company has provided Acquiror with access to true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all Company IP Agreements as requested by Acquiror, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Company in accordance with its terms and, to the Company’s Knowledge, is in full force and effect. Neither the Company nor, to the Company’s Knowledge, any other party to any Company IP Agreement is, or is alleged to be, in breach of or default under any Company IP Agreement. The

Company has not provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal) any Company IP Agreement.

(c)

Except as set forth in Section 3.15(c) of the Disclosure Schedules, the Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title, and interest in and to the Company Intellectual Property, and has the valid and enforceable right to use all other Intellectual Property used or held for use by the Company in the conduct of the Company’s business as currently conducted and without any known infringement of the Intellectual Property of any Person, in each case, free and clear of Liens other than Permitted Liens. The Company has entered into binding, valid and enforceable, written Contracts with each current and former employee and independent contractor of the Company who is or was involved in or has contributed to the invention, creation, or development of any Company Intellectual Property during the course of employment or engagement with the Company whereby such employee or independent contractor (i) acknowledges the Company’s exclusive ownership of all Intellectual Property invented, created, or developed by such employee or independent contractor within the scope of his or her employment or engagement with the Company; (ii) grants to the Company a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property, to the extent such Intellectual Property does not constitute a “work made for hire” under applicable Law; and (iii) irrevocably waives any right or interest, including any moral rights, regarding any such Intellectual Property, to the extent permitted by applicable Law. The Company has provided Acquiror with access to true and complete copies of all such Contracts as requested by Acquiror. All assignments and other instruments necessary to establish, record, and perfect the Company’s ownership interest in the Company IP Registrations have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars.

(d)

Neither the execution, delivery or performance of this Agreement by the Company, nor the consummation of the transactions contemplated hereunder by the Company, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Company’s right to own or use any Company Intellectual Property or Licensed Intellectual Property as such rights existed immediately prior to this Agreement and such transactions.

(e)

All of the Company Intellectual Property is valid and enforceable, and all Company IP Registrations are subsisting and in full force and effect (or, in the case of pending applications, applied for). The Company has taken commercially reasonable steps to maintain and enforce the Company Intellectual Property, and to preserve the confidentiality of all Trade Secrets included in the Company Intellectual Property, including by requiring all Persons having access to any material Trade Secrets to execute binding, written non-disclosure agreements. All required filings and fees related to the Company IP Registrations have been timely submitted with and paid to the relevant Governmental Authorities and authorized registrars. The Company has provided Acquiror with true and complete copies of all as-filed applications relating to the Company IP Registrations.

(f)

To the Company’s Knowledge, the conduct of the Company’s business as currently and formerly conducted, including the use of the Company Intellectual Property and Licensed Intellectual Property in connection therewith, and the products, processes and services of the Company have not infringed, misappropriated or otherwise violated, and do not infringe, misappropriate or otherwise violate, the Intellectual Property of any Person. To the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property or Licensed Intellectual Property.

(g)

There are no Actions (including any opposition, cancellation, revocation, review or other proceeding) settled, pending or threatened in writing (including in the form of offers to obtain a license): (i) against the Company alleging any infringement, misappropriation, or other violation by the Company of the Intellectual Property of any Person; (ii) against the Company challenging the validity, enforceability, registrability, patentability, or ownership of any Company Intellectual Property or the Company’s right, title, or interest in or to any Company Intellectual Property or Licensed Intellectual Property; or (iii) by the Company alleging any infringement, misappropriation or other violation by any Person of the Company Intellectual Property. The Company is not aware of any facts or circumstances that could reasonably be expected to give rise to such Action. The Company is not subject to any outstanding or, to the Company’s Knowledge, prospective order of a Governmental Authority (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the use by the Company of any Company Intellectual Property or Licensed Intellectual Property.

(h)

Section 3.15(h) of the Disclosure Schedules contains a correct, current, and complete list of all social media accounts included in the Company Intellectual Property. The Company has materially complied with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to its use of any social media platforms, sites, or services (collectively, “Platform Agreements”). To the Company’s Knowledge, there are no Actions against the Company, whether settled, pending, or threatened, alleging any (A) breach or other violation of any Platform Agreement by the Company; or (B) defamation, violation of publicity rights of any Person, or any other violation by the Company in connection with its use of social media.

(i)

All Company IT Systems are in good working condition and are sufficient for the operation of the Company’s business as currently conducted. In the past two (2) years, there has been no unremedied malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems that has resulted in any material disruption or damage to the business of the Company. The Company has taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining reasonable backup, disaster recovery, and software and hardware support arrangements.

(j)

The Company has materially complied with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Company’s business. In the past two (2) years, the Company has not (i) to the Company’s Knowledge, experienced any actual, alleged or suspected data breach or other security incident involving personal information in its possession or control that has not been remedied or (ii) been subject to or received any written notice of any audit, investigation, complaint, or other Action by any Governmental Authority or other Person concerning the Company’s collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Action.

3.16	Contracts and Commitments.

(a)

Except as set forth on Section 3.16(a) of the Disclosure Schedules, the Company is not a party to or bound by, nor are any of its assets or properties bound by, any outstanding (in each case, whether written or oral) (each, a “Contract” and collectively, the “Contracts” and together with the Leases, Company IP Agreements, the “Material Contracts”):

(i)

contract (each a “Company Employee Agreement”) (A) for the employment or engagement of any officer, employee, or other natural person on a full time, part-time, consulting, independent contractor or other basis that provides for annual base compensation in excess of CAD$50,000 or cannot be terminated by the Company at will, or (B) providing severance or other termination payments, loans or change of control benefits to current officers, directors, employees or Affiliates;

(ii)

obligation for Indebtedness; or any agreement or indenture relating to the borrowing of money or to the mortgaging, pledging, guaranteeing or otherwise placing a Lien on any asset or group of assets of the Company;

(iii)	partnership, joint venture, collaboration, joint marketing, equityholders’ or other similar contract with any Person;

(iv)

lease, sublease, license or other similar agreement under which it is lessee or lessor of, or holds or operates or permits any third party to hold or operate, any property, real or personal, except for the Leases and except for any lease of personal property under which the aggregate rental payments do not exceed $50,000;

(v)	Company IP Agreements;

(vi)

contract or group of related contracts (excluding purchase orders entered into in the Ordinary Course of Business) for the purchase or sale of products or services (or a commitment or expected delivery with respect to the same);

(vii)

contract or group of related contracts involving the payment or potential payment by or to the Company of more than $50,000 during any 12-month period (excluding Company Employee Agreements and purchase orders entered into in the Ordinary Course of Business);

(viii)

contract with any Person containing any provision or covenant prohibiting or limiting the ability of the Company to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with the Company or prohibiting or limiting disclosure of confidential or proprietary information;

(ix)	contract that contains a “most favored nation” or similar provision;

(x)	contract relating to the acquisition or disposition of any business (whether by merger, sale of shares, sale of assets or otherwise) within the last 5 years;

(xi)	power of attorney or other similar agreement or grant of agency;

(xii)

profit sharing, share option, share purchase, share appreciation, deferred compensation, severance or other similar plan or arrangement for the benefit of its current or former directors, managers, shareholders, option holders, officers or employees;

(xiii)	collective bargaining agreement or other contract to or with any labour union or other labor organization;

(xiv)	any contract with a Material Customer or Material Supplier; or

(xv)	settlement, conciliation or similar agreement with any Governmental Authority or that will require the Company to pay consideration after the date of this Agreement in excess of $25,000.

(b)

Each agreement, lease, contract, commitment or other arrangement set forth or required to be set forth on Section 3.16(a) of the Disclosure Schedules is in full force and effect and is a legal, valid and binding obligation of the Company (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles). Except as specifically set forth on Section 3.16(b) of the Disclosure Schedules, the Company has performed all obligations required to be performed by it and is not, and to the Company’s Knowledge no other Party is, in default under or in breach of or in receipt of any claim of default or breach under any agreement, lease, contract, commitment or other arrangement set forth or required to be set forth on Section 3.16(a) of the Disclosure Schedules; and no event outside the Ordinary Course of Business has occurred which with the passage of time or the giving of notice or both reasonably could result in a default, breach or event of noncompliance under any such agreement. The Company has provided Acquiror with a correct and complete copy of each contract set forth or required to be set forth on Section 3.16(a) of the Disclosure Schedules, together with all amendments, waivers or other changes thereto.

3.17	Customers and Suppliers.

(a)

Section 3.17(a) of the Disclosure Schedules sets forth (i) each customer who has paid aggregate consideration to the Company for goods or services rendered in an amount greater than or equal to $25,000 for each of the two most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Except as set forth in Section 3.17(a) of the Disclosure Schedules, the Company has not received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company.

(b)

Section 3.17(b) of the Disclosure Schedules sets forth (i) each supplier to whom the Company has paid consideration for goods or services rendered in an amount greater than or equal to $25,000 for each of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Except as set forth in Section 3.17(b) of the Disclosure Schedules, the Company has not received any notice, and has no reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or to otherwise terminate or materially reduce its relationship with the Company.

3.18

Insurance. Section 3.18 of the Disclosure Schedules lists and briefly describes each insurance policy maintained by the Company with respect to its properties, assets, businesses, operations and employees. All of such insurance policies are valid and binding and in full force and effect and the Company is not in default with respect to its obligations under any of such insurance policies and has not received any notification of cancellation of any of such insurance policies, has no Knowledge of any reason or state of facts that could lead to the cancellation of such policies, and has no claim outstanding which could be expected to cause a material increase in the rates of such insurance policies. All premiums due under such policies have been paid when due, and the insurance coverage provided by any such policies will not terminate or lapse by reason of any of the Transactions or any of the Transaction Documents. The insurance policies listed on Section 3.18 of the Disclosure Schedules are in amounts and provide coverages as required by applicable Governmental Authority, Law and any contract to which the Company is a party or by which any of the Company’s assets or properties is bound, and provide customary and reasonable coverage relative to the industry of the Company and the risks it faces. The Company has not received notice that any insurer under any policy referred to in this Section 3.18 is denying liability with respect to a claim thereunder or defending under a reservation of rights clause. A description of all claims made under all of the insurance policies of the Company during the past 5 years, together with the amount of such claims, are listed on Section 3.18 of the Disclosure Schedules.

3.19	Employee and Labour Matters; Benefit Plans.

(a)

Employee List. Section 3.19(a) of the Disclosure Schedules contains an accurate and complete list of all current Company Employees currently employed or engaged as of the date of this Agreement, and correctly reflects: (i) names; (ii) their dates of employment, engagement or service credited, if different from commencement date of employment or engagement; (iii) their positions; (iv) whether such Company Employee is salaried or hourly and their status (exempt or non-exempt); (v) list of any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (vi) any accrued but unpaid vacation balances. For any current Company Employee employed or engaged as of the date of this Agreement, the Company has delivered to Acquiror the applicable written job description if such exists.

(b)

Leave of Absence. There is no current Company Employee who is not fully available to perform work because of disability or other leave of absence (other than vacation, sick leave or other approved absences not expected to last more than two weeks).

(c)

At Will Employment. Except as set forth in Section 3.19(c) of the Disclosure Schedules, the employment of each of the current Company Employees is terminable by the Company at will. The Company has delivered to Acquiror accurate and complete copies of all Company Employee Agreements, employee manuals and handbooks, policy statements and other similar materials relating to the employment of the Company Employees.

(d)

Employee Departures/Restrictions. To the Knowledge of the Company, no current employee of the Company: (i) intends to terminate his or her employment with the Company; (ii) has received an offer to join a business that may be competitive with the business of the Company; or (iii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may reasonably be expected to have an adverse effect on: (A) the performance by such employee of any of his or her duties or responsibilities as an employee of the Company; or (B) the business or operations of the Company.

(e)

Employee Plans and Agreements. Section 3.19(e) of the Disclosure Schedules contains an accurate and complete list of each Company Employee Plan and specifies whether such Company Employee Plan covers, or has covered, employees whose services are performed primarily in the United States (a “US Benefit Plan”) and each Company Employee Agreement and specifies whether the employee covered by such agreement performs, or has performed, services in the United States. The Company does not intend nor has it committed to establish or enter into any new Company Employee Plan or Company Employee Agreement, or to modify any Company Employee Plan or Company Employee Agreement (except to conform any such Company Employee Plan or Company Employee Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Acquiror in writing or as required by this Agreement).

(f)

Delivery of Documents. The Company has delivered to Acquiror: (i) correct and complete copies of all documents setting forth the terms of each Company Employee Plan and each Company Employee Agreement, including all amendments thereto and all related trust documents and, with respect to any US Benefit Plan, the most recent summary plan descriptions together with any summaries or material modifications issued since the applicable summary plan description was most recently published; (ii) a written description of any Company Employee Plan that is not set forth in a written document; (iii) all material written Contracts relating to each Company Employee Plan, including service provider agreements, insurance contracts, investment management agreements and recordkeeping agreements; (iv) the most recent determination, advisory or opinion letter, as applicable, from the Internal Revenue Service covering any US Benefit Plan; (v) annual reports (Form 5500 Series and all schedules and financial statements attached thereto) covering such US Benefit Plans for each of the last three years; (vi) all written materials provided to any Company Employee relating to any Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company; (vii) all material correspondence to or from any Governmental Authority relating to any Company Employee Plan, including compliance statements, closing agreements or similar materials specific to any US Benefit Plan; and (viii) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan (i) a multiemployer plan (as defined in Section 3(37) of ERISA), (ii) a pension plan subject to Title IV of ERISA, (iii) a multiple employer plan as described in Section 413(c) of the Code; (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA; or (v) a voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(g)

No Pension or Self-Insured Welfare Plans. Neither the Company, nor any other entity that is a member of the Company’s controlled group within the meaning of Section 412(d)(3) of the Code (“Company Controlled Group”) has ever maintained, established, sponsored, participated in, or contributed to, any (i) pension plan which is subject to Title IV of ERISA or Section 412 of the Code, (ii) multiemployer plan (as defined in Section 3.37 of ERISA), (iii) “multiple employer plan” as defined in Section 4.13 (c) of the Code, or (iv) “funded welfare plan” within the meaning of Section 419 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract. No direct, contingent or secondary liability has been incurred or could reasonably be expected to be incurred by the Company or any member of the Company Controlled Group under Title IV of ERISA with respect to any US Benefit Plan or with respect to any other plan presently or heretofore maintained or contributed to by the Company or any member of its Controlled Group. To the Knowledge of the Company, neither the Company nor any member of the Company Controlled Group has incurred any liability for any tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (1) of ERISA. To the Knowledge of the Company, no US Benefit Plan nor any party in interest in respect of a US Benefit Plan within the meaning of Section 3(14) of ERISA has engaged in a prohibited transaction which could subject the Company or any member of the Company Controlled Group directly or indirectly to material liability under Section 409 or 502(i) of ERISA or Section 4975 of the Code;

(h)

Compliance with ACA. The Company is in compliance in all material respects with all applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”). To the Knowledge of the Company, no material excise tax or penalty under the ACA, including Section 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Company Employee Plan.

(i)	No Company Stock in Benefit Plans. None of the assets of any US Benefit Plan include any capital stock issued by the Company or any member of the Company Controlled Group.

(j)

Deferred Compensation Compliance. Each US Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is identified separately on Section 3.190 of the Disclosure Schedules and is in compliance, both in form and operation, with Section 409A of the Code and the regulations and guidance thereunder. Any amounts paid or payable pursuant to each US Benefit Plan subject to Section 409A of the Code is not includible in the gross income of a service recipient (within the meaning of Section 409A) until received by the service recipient and is not subject to interest or the additional Tax imposed by Section 409A of the Code.

(k)

Past Acquisitions. The Company is not currently obligated to provide a Company Employee with any compensation or benefits pursuant to an agreement (e.g., an acquisition agreement) with a former employer of such Company Employee.

(l)

Absence of Certain Retiree Liabilities. No Company Employee Plan provides (except at no cost to the Company), or reflects or represents any liability of the Company to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by applicable Legal Requirements. Other than commitments made that involve no future costs to the Company, the Company has not represented, promised or contracted (whether in oral or written form) to any Company Employee (either individually or to Company Employees as a group) or any other Person that such Company Employee(s) or other person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(m)

Compliance; No Defaults. The Company has performed all obligations required to be performed by it under each Company Employee Plan and is not in default or violation of, and no other party is in default or violation of, the terms of any Company Employee Plan. Each US Benefit Plan has at all times been maintained, funded, and administered in accordance with its terms and with applicable Legal Requirements, including ERISA and the Code. Each US Benefit Plan intended to qualify under Section 401(a) of the Code has at all times since its adoption been so qualified; each trust which forms a part of any such plan has at all times since its adoption been tax-exempt under Section 501(a) of the Code. Each US Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of the Company, there are no existing circumstances or events that (i) would reasonably be expected to result in any revocation of, or a change to, such determination letter, or (ii) would require or could require action under the compliance resolution programs of the Internal Revenue Service to preserve such qualification. All contributions to, and material payments from, any Company Employee Plan which may have been required to be made in accordance with the terms of such Company Employee Plan or applicable Legal Requirements have been timely made, and all contributions for any period ending on or before the Closing Date which are not yet due, but will be paid on or prior to the Closing Date, are reflected as an accrued liability on the Latest Balance Sheet. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without liability to the Company or Acquiror (other than ordinary administration expenses). There are no audits, inquiries or Legal Proceedings pending or threatened by any Governmental Authority with respect to any Company Employee Plan. No actions, claims or Legal Proceedings (excluding claims for benefits incurred in the ordinary course of plan activities) have been brought, or the Knowledge of Company threatened against, or with respect to, any Company Employee Plan.

(n)

No Conflict. Except as set forth in Section 3.19(n) of the Disclosure Schedules, neither the execution, delivery or performance of this Agreement, nor the consummation of the Transactions, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Company Employee Plan, Company Employee Agreement, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee; or (ii) create or otherwise result in any liability with respect to any Company Employee Plan.

(o)

Compliance. The Company: (i) is in compliance in all material respects with all applicable Legal Requirements, Contracts, its own policies, and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Authority respecting employment or termination of employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest period, wages (including overtime wages), compensation, hours of work or other labor-related matters, including Legal Requirements, orders, rulings, decrees, judgments and awards relating to discrimination, wages and hours, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Company Employees or prospective employees; (ii) has withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Employee; (iii) has no liability for any arrears of wages, notice or severance pay, or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice). The Company warrants that it has abided, and through the Closing Date will continue to abide, by the requirements of the Workers Adjustment and Retraining Notification Act.

(p)

Labor Relations. Except as set forth in Section 3.19 (p) of the Disclosure Schedules, the consummation of the Transactions will not breach any contract with a labor organization representing any Company Employees. Except as set forth in Section 3.19(p) of the Disclosure Schedules, there are no pending or threatened or Legal Proceedings against the Company under any workers’ compensation policy or long-term disability policy. The Company is not, and has not been, bound by or a party to, or has a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any Company Employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any current Company Employees. There is no trade union, works council, or other labor organization, which, pursuant to applicable Legal Requirements, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement. The Company is not engaged, and in the past five (5) years has not been engaged, in any unfair labor practice of any nature. In the past five years, the Company has not had any strike, slowdown, work stoppage, lockout, job action or threat thereof, or demand for recognition as bargaining representative by a labor organization, by or with respect to any of the Company Employees.

(q)

Claims Against Plans. There are no pending or threatened or reasonably anticipated claims or Legal Proceedings against any of the Company Employee Plans, the assets of any of the Company Employee Plans or the Company, or the Company Employee Plan administrator or any fiduciary of the Company Employee Plans with respect to the operation of such Company Employee Plans (other than routine, uncontested benefit claims) or asserting any rights or claims to benefits under such Company Employee Plan, and, to the Knowledge of the Company, there are no facts or circumstances which could form the basis for any such claims or Legal Proceedings.

(r)

Independent Contractors. Section 3.19(r) of the Disclosure Schedules accurately sets forth, with respect to each Person who is or was, at any time in the past three (3) years, an independent contractor of the Company and who has received or may be entitled to receive in excess of $15,000 from the Company:

(i)	the name of such independent contractor and the date as of which such independent contractor was originally engaged by the Company;

(ii)	a description of such independent contractor’s performance objectives, services, duties and responsibilities;

(iii)

the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from the Company as of the date of this Agreement with respect to services performed in the fiscal year ending December 31, 2020;

(iv)	the terms of compensation of such independent contractor; and

(v)	any authorization of a Governmental Authority that is held by such independent contractor and that is necessary to such independent contractor’s provision of services to the Company.

(s)

No Misclassified Employees. In the past three (3) years, no employee of the Company has been misclassified as an independent contractor and the Company has not engage any Person as a temporary or leased employee. No independent contractor is eligible to participate in any Company Employee Plan.

(t)

Labor-Related Claims. Except as set forth in Section 3.19(t) of the Disclosure Schedules, there is no Legal Proceeding, labor dispute or grievance pending or, to the Knowledge of the Company, threatened relating to any employment Contract, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter involving any Company Employee, including charges of unfair labor practices or harassment complaints.

3.20	Affiliate Transactions.

(a)

Except as set forth on Section 3.20(a) of the Disclosure Schedules, (i) there are no agreements, understanding, arrangements (in each case whether written or oral), liabilities or obligations between the Company, on the one hand, and any Contributor or any current or former equity holder, director or officer of the Company or any Affiliate of any such Person, on the other hand, (ii) the Company does not provide or cause to be provided any assets, products, services or facilities to any Person described in the foregoing clause (i), (iii) no Person described in the foregoing clause (i) provides or causes to be provided any assets, products, services or facilities to the Company; (iv) the Company does not beneficially own, directly or indirectly, any interests or investment assets of any Person described in the foregoing clause (i).

(b)

Except as set forth on Section 3.20(b) of the Disclosure Schedules, and except for the ownership by the Contributors of the Contributed Shares, none of the Contributors nor any of Contributors’ Affiliates (other than the Company), as the case may be, have any interest of any nature in any of the assets and properties used for or related to the business or operations of the Company.

3.21	Foreign Corrupt Practices Act.

(a)

The Company is in compliance, and during all periods for which any applicable statute of limitations has not expired has complied, in all material respects, with the applicable provisions of the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, the U.S. Foreign Corrupt Practices Act, the U.S. Bank Secrecy Act, the USA PATRIOT Act of 2001, in each case as amended, and other applicable Laws relating to corrupt practices, anti-money laundering and similar matters, and no action, suit or proceeding by or before any regulatory authority involving the Company with respect to such Laws is pending or, to the knowledge of the Company, threatened.

(b)

As relates to the business of the Company, neither the Company nor any Affiliate of the Company, nor any agent acting on behalf of the Company has provided, offered, gifted or promised, directly or indirectly, anything of value to any Governmental Authority or any employee, agent or representative thereof, political party or candidate for government office, nor provided or promised anything of value to any other Person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any Governmental Authority or any employee, agent or representative thereof, political party or candidate for government office, for the purpose of:

(i)

(x) influencing any act or decision of such official, party or candidate in his or her official capacity, (y) inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or (z) securing any improper advantage; or

(ii)

inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist the business in obtaining or retaining business for or with, or directing business to, any Person.

3.22

Solvency. The Company is not entering into this Agreement with the intent to hinder, delay or defraud any Person to which the Company is, or may become indebted. The Company (a) is not an insolvent person within the meaning of applicable Laws and (b) after the Closing and after giving effect to this Agreement and the other transactions contemplated hereby, the Company will not be an insolvent person within the meaning of applicable Laws, in each case either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on debts as they becomes matured. No assignment has been made in favour of the Company’s creditors or a proposal in bankruptcy to the Company’s creditors or any class thereof nor has any petition for a receiving order presented in respect of it. The Company has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Company or any of its property or assets and no execution or distress has been levied upon any of its property or assets.

3.23

Books and Records. The minute books and stock record books of the Company have been made available to Acquiror and are complete and correct, except where such failure to be complete and correct would not reasonably result in a Company Material Adverse Effect. At the Closing, all of those books and records will be in the possession of the Company.

3.24

No Other Representations and Warranties. Except for the representations and warranties contained in this Article III and Article IV, neither the Company, the Contributors nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Affiliates or the Transactions contemplated by this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF EACH CONTRIBUTOR

As a material inducement to Acquiror to enter into and perform its obligations under this Agreement, each Contributor, severally and not jointly, represents and warrants to Acquiror that the following statements contained in this Article IV are true and correct as of the date hereof and as of the Closing:

4.1

Company Shares. Such Contributor owns, beneficially and of record, all of the Company Shares as set forth opposite such Contributor’s name on Schedule 4.1 and such Contributor does not own and, except as may be waived and released prior to Closing, has not been promised, received a commitment and does not have an interest in or a claim to, any securities in the Company, other than such Company Shares, and is not aware of any other party having such an interest. All of such Contributed Shares are (and, when contributed to Acquiror pursuant to this Agreement, will be) free and clear of any and all restrictions on transfer (other than any restrictions under the Canadian provincial securities Laws and the Securities Act and state securities Laws), Taxes, options, warrants, purchase rights, contracts, commitments, equities, claims, demands or Liens. Such Contributor is not a party to any option, warrant, purchase right, or other contract or commitment that could require any such Contributor to sell, transfer or otherwise dispose of any Contributed Shares or other securities of the Company, other than this Agreement. Such Contributor is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Contributed Shares or other securities of the Company.

4.2

Authorization. Such Contributor has full right, power and authority to execute and deliver the Transaction Documents to which such Contributor is a party and to perform his, her or its obligations hereunder and thereunder. The Transaction Documents to which such Contributor is a party have been duly executed and delivered by such Contributor and, assuming due authorization, execution and delivery by the other parties thereto, constitute the legal, valid and binding obligations of such Contributor and enforceable in accordance with their respective terms and conditions (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles).

4.3

Noncontravention. Neither the execution and the delivery by such Contributor of the Transaction Documents, nor the consummation of the Transactions, will (a) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of Law or order to which such Contributor is subject or (b) violate, conflict with or result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, reasonably could constitute a default) under, result in acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, require any notice under, or result in the imposition or creation of a Lien upon any assets of such Contributor under, any note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement to which such Contributor is a party, or by which such Person or any of his or its assets or properties is bound. No consent, approval, license, Permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority or Person is required to be obtained or made by or on behalf of such Contributor in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions.

4.4

Litigation. There is no Action pending or, to such Contributor’s knowledge, threatened against such Contributor, which, if adversely determined, (a) reasonably could delay, hinder or prevent the consummation of the Transactions by such Contributor or (b) reasonably could have, individually or in the aggregate with all other such Actions, a material adverse effect on the ability of such Contributor to perform his or its respective obligations under the Transaction Documents.

4.5

U.S. Securities Laws Matters. Each Contributor acknowledges that such Contributor is able to bear the economic risk of the Acquiror Shares and has such knowledge and experience in financial or business matters that such Contributor is capable of evaluating the merits and risks of acquiring Acquiror Shares. Such Contributor represents and warrants that it is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act, and understands that (a) Acquiror Shares have not been, and will not be, registered under the Securities Act, any United States state securities laws, or under the Laws of any province in Canada, and are being issued pursuant to an exemption from the registration requirements of the Securities Act and applicable state and Canadian securities laws, (b) Acquiror Shares will be “restricted securities” within the meaning of such term in Rule 144 under the Securities Act, and that, such Contributor must therefore hold the Acquiror Shares, indefinitely unless such Acquiror Shares are registered under the Securities Act and qualified under applicable state securities laws, or an exemption from such registration and qualification requirements is available, (c) Acquiror has no obligation to register or qualify the Acquiror Shares under the Securities Act or any state securities laws, and, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Acquiror Shares, and requirements relating to Acquiror which are outside of such Contributor’s control, and which Acquiror is under no obligation and may not be able to satisfy, (d) such Contributor will not be able to rely on the protection of Section 11 of the Securities Act in respect of the issuance of the Acquiror Shares, (e) the securities of Acquiror Topco issuable upon exchange of the Acquiror Shares may be issued only in transactions exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws, (f) such Contributor consents to

Acquiror and Acquiror Topco, as applicable, making a notation on its records or issuing stop transfer instructions to any transfer agent for Acquiror Shares or securities of Acquiror Topco issuable in exchange therefor, in order to give effect to the transfer restrictions applicable thereto, (g) such Contributor is acquiring the Acquiror Shares, as principal for its own account, for investment purposes, and not with a view the resale or other transfer thereof in violation of United States federal and state securities laws, and (h) the Acquiror Shares and any securities, including, without limitation, securities of Acquiror Topco, issued in respect of or exchange for the Acquiror Shares, if certificated, shall bear the following legend, as well as any other legends required by state or foreign securities laws:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY FOREIGN OR STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, OFFERED OR SOLD EXCEPT: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND WITH APPLICABLE STATE SECURITIES LAWS, (C) IN COMPLIANCE WITH (1) RULE 144 OR (2) RULE 144A UNDER THE SECURITIES ACT AND WITH APPLICABLE STATE SECURITIES LAWS, (D) IN CONNECTION WITH ANOTHER EXEMPTION UNDER THE SECURITIES ACT OT OTHERWISE IN COMPLIANCE THEREWITH. PRIOR TO ANY TRANSFER PURSUANT TO CLAUSES (C)(1) OR (D), THE ISSUER OF THE SECURITIES MAY REQUIRE EVIDENCE REASONABLY SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED. UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS THE LATER OF (I) 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

The following legend shall only appear on the certificates representing the Class B Shares: THE HOLDER OF THE EXCHANGEABLE SECURITIES REPRESENTED BY THIS CERTIFICATE HAS CERTAIN EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE RIGHTS IN RESPECT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE AS SET FORTH IN THE ARTICLES OF INCORPORATION OF THE ISSUER.”

Notwithstanding the foregoing, for the avoidance of doubt, (i) at any time Acquiror or Acquiror Topco or their respective successors is a “foreign issuer”, as defined in Rule 902(e) of Regulation S of the Securities Act, if such securities are being sold in accordance with the requirements of Rule 904 of Regulation S of the Securities Act, as referred to above, and in compliance with local laws and regulations, the legend may be removed by providing a declaration to the issuer’s transfer agent for such securities, in the form as may be prescribed by the issuer or its successor company from time to time, together with any other evidence, which may include an opinion of the holder’s counsel to the effect that such legend is no longer required under applicable requirements of the Securities Act, required by such transfer agent; and (ii) if any such securities are being sold pursuant to Rule 144 under the Securities Act, the legend may be removed by delivery to the registrar and transfer agent for such securities of an opinion of holder’s counsel to the effect that such legend is no longer required under applicable requirements of the Securities Act or applicable state securities laws.

4.6	Canadian Securities Laws Matters. Each Contributor acknowledges, covenants and agrees:

(a)	that the Support Agreement is a document constituting evidence of an interest in a security delivered to it by Acquiror Topco and, as such, constitutes a security of Acquiror Topco;

(b)

that such Contributor is an “accredited investor” within the meaning of National Instrument 45-106—Prospectus Exemptions of the Canadian Securities Administrators and if applicable, the Contributor was not created, and is not being used, solely to purchase and hold securities in reliance on an exemption from prospectus requirements under applicable securities Laws;

(c)

that Acquiror Topco intends to rely on an exemption from the requirement to provide the Contributors with a prospectus under applicable Canadian securities Laws and, as a consequence of acquiring security of Acquiror Topco pursuant to such exemption, certain protections, rights and remedies provided by applicable securities laws, including statutory rights of rescission or damages, will not be available to the Contributors, and the Contributors may not receive information that would otherwise be required to be provided to it under applicable securities laws;

(d)

that securities issued to the Contributors by Acquiror Topco, including Acquiror Topco Shares issued thereunder, will be subject to statutory resale restrictions under applicable Canadian securities Laws, that it will not sell such securities, except in compliance with such applicable Canadian securities Laws and that the certificates representing securities issued to the Contributors by Acquiror Topco within four months of the Closing, if any, will bear legends to that effect;

(e)

that it has been notified by Acquiror Topco: (i) of the delivery to the Ontario Securities Commission (the “OSC”) of certain personal information pertaining to the Contributor, including the Contributor’s full name, address and telephone number, the number and type of securities purchased, the total purchase price, the exemption relied upon and the date of distribution; (ii) that this information is being collected indirectly by the OSC under the authority granted to it in securities legislation; (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (iv) that the Contributor may contact the public official at the OSC at: 20 Queen Street West, 22nd Floor, Toronto, Ontario M5H 3S8 or at (416) 593-8314 or 1-877-785-1555 or by facsimile at (416) 593-8122 or email at exemptmarketfilings@osc.gov.on.ca regarding any questions about the OSC’s indirect collection of this information.

(f)

to: (i) the fact that Acquiror Topco is collecting personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time); (ii) Acquiror Topco retaining such personal information for as long as permitted or required by applicable law or business practices; (iii) the fact that Acquiror Topco may be required by applicable securities Laws, the rules and policies of any stock exchange or the rules of the

Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any personal information provided by the Contributors in or in connection with this Agreement, including disclosure to the OSC or the NEO Exchange Inc.; and (iv) the collection, use and disclosure of the Contributor’s personal information by the NEO Exchange.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES AS TO ACQUIROR, ACQUIROR

INTERMEDIATE HOLDCO AND ACQUIROR TOPCO

As a material inducement to the Company and the Contributors to enter into and perform their respective obligations under this Agreement, Acquiror, Acquiror Intermediate Holdco and Acquiror Topco represent and warrant to the Company and the Contributors, that the following statements contained in this Article V are true and correct as of the date hereof and as of the Closing:

5.1

Incorporation of Acquiror; Organization of Acquiror Intermediate Holdco and Acquiror Topco. Acquiror is a corporation duly incorporated, validly existing and in good standing under the Laws of Nevada. Each of Acquiror Intermediate Holdco and Acquiror Topco is a corporation duly incorporated, validly existing and in good standing under the Laws of Ontario. Each of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco is duly qualified, licensed or admitted to do business as a foreign entity and is in good standing in every jurisdiction in which the operation of its business or the ownership of its assets requires it to be so qualified, licensed, admitted or in good standing, except where the failure to be so qualified, licensed, admitted or in good standing could not reasonably have a material adverse effect on Acquiror’s ability to consummate the Transactions.

5.2

Authorization of Transactions. Each of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco has full right, power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. Each of the board of directors of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco has authorized and approved the Transaction Documents, the execution and delivery of such Transaction Documents, and the performance of its obligations thereunder. The Transaction Documents have been, or will be at the Closing, duly executed and delivered by Acquiror, Acquiror Intermediate Holdco and Acquiror Topco and, assuming due authorization, execution and delivery by the other parties thereto, constitute, or will constitute at the Closing, the legal, valid and binding obligations of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco, enforceable in accordance with their respective terms and conditions (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles).

5.3

Noncontravention. Neither the execution and the delivery by Acquiror, Acquiror Intermediate Holdco or Acquiror Topco of the Transaction Documents to which it is a party, nor the consummation of the Transactions, (a) violate or conflict with any provisions of Acquiror’s, Acquiror Intermediate Holdco’s or Acquiror Topco’s governing documents or (b) violate or conflict with any Law or order to which Acquiror, Acquiror Intermediate Holdco or Acquiror Topco is subject, except in the case of clause (b) as could not reasonably be expected to have a material adverse effect on Acquiror’s ability to consummate the Transactions. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority or Person is required to be obtained or made by or on behalf of Acquiror, Acquiror Intermediate Holdco or Acquiror Topco in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions.

5.4	Capitalization of Acquiror.

(a)

The authorized capital of Acquiror consists of 3,500,000 shares of stock having a par value of $0,001 per share, all of which shares are designated as common stock, of which (i) 500,000 shares are Class A Shares, and (ii) 3,000,000 shares are Class B Shares of which, as at the date hereof, 73,812.22 Class A Shares are issued and outstanding as fully paid and non assessable shares and no Class B Shares are outstanding.

(b)

Except as contemplated by this Agreement, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other similar contracts or commitments that could require Acquiror to issue, sell or otherwise cause to become outstanding any of its shares. Acquiror has reserved for issuance, free from pre-emptive and other rights, in accordance with its articles of incorporation, such number of Acquiror Shares as are now and may hereafter be required to enable and permit Acquiror to meet its obligations under this Agreement and any other security or commitment with respect to which Acquiror may now or hereafter be required to issue and/or deliver additional Acquiror Shares to the Contributors. The Acquiror Shares issuable to the Contributors, including any Earn-Out Shares, will be, when issued, duly authorized and will be validly issued, fully paid and non-assessable shares in the capital of Acquiror and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by Acquiror.

(c)

There are no outstanding or authorized share appreciation, phantom share, profit participation or similar rights with respect to Acquiror or any repurchase, redemption or other obligation to acquire for value any shares or other equity interests of Acquiror.

(d)

All outstanding shares of Acquiror have been duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right or Acquiror Charter or Acquiror By-laws.

5.5	Capitalization of Acquiror Intermediate Holdco.

(a)

The authorized capital of Acquiror Intermediate Holdco consists of an unlimited number of Common Shares and preferred shares, of which, as at the date hereof, 129,150,354 Common Shares are issued and outstanding as fully paid and non assessable shares in the capital of Acquiror Intermediate Holdco and no preferred shares are outstanding.

(b)

Except as contemplated by this Agreement, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other similar contracts or commitments that could require Acquiror Intermediate Holdco to issue, sell or otherwise cause to become outstanding any of its shares.

(c)

There are no outstanding or authorized share appreciation, phantom shares, profit participation or similar rights with respect to Acquiror Intermediate Holdco or any repurchase, redemption or other obligation to acquire for value any equity interests of Acquiror Intermediate Holdco.

(d)

All outstanding equity securities of Acquiror Intermediate Holdco have been duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right or Acquiror Intermediate Holdco’s organizational documents.

5.6	Capitalization of Acquiror Topco.

(a)

The authorized capital of Acquiror Topco consists of an unlimited number of Common Shares and preferred shares, of which, as at the date hereof, 131,278,549 Acquiror Topco Shares are issued and outstanding as fully paid and non assessable shares in the capital of Acquiror Topco, 21,888,284 warrants to purchase Acquiror Topco Shares are outstanding, 14,702,338 options exercisable to purchase Acquiror Topco Shares are outstanding and no preferred shares are outstanding.

(b)

Except as described in Section 5.6(a), as contemplated by this Agreement or as are contemplated to be issued concurrent with Closing as Closing Equity Awards, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other similar contracts or commitments that could require Acquiror Topco to issue, sell or otherwise cause to become outstanding any of its shares.

(c)

There are no outstanding or authorized share appreciation, phantom shares, profit participation or similar rights with respect to Acquiror Topco or any repurchase, redemption or other obligation to acquire for value any equity interests of Acquiror Topco.

(d)

All outstanding equity securities of Acquiror Topco have been duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right or Acquiror Topco’s organizational documents. The Acquiror Topco Shares issuable upon exchange of the Acquiror Shares to the Contributors, including upon exchange of any Earn-Out Shares, will be, when issued, duly authorized and will be validly issued, fully paid and non-assessable shares in the capital of Acquiror Topco and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by Acquiror Topco.

5.7

Absence of Undisclosed Liabilities. None of Acquiror Topco, Acquiror Intermediate Holdco, or Acquiror has any liability of the nature required to be disclosed on a balance sheet prepared in accordance with IFRS.

5.8	Canadian Securities Laws Requirements.

(a)

The Acquiror Topco Shares issuable to the Contributors in exchange for the Class B Shares will be, when issued, duly authorized and will be validly issued, fully paid and non-assessable shares in the capital of Acquiror Topco, freely tradable on the facilities of the NEO Exchange and will rank pari passu in all respects with all other outstanding common stock of Acquiror Topco, will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by Acquiror Topco.

(b)	The issued and outstanding Acquiror Topco Shares are listed and posted for trading on the NEO Exchange. Acquiror Topco is in compliance in all material respects with the policies of the NEO Exchange.

(c)

Acquiror Topco is a reporting issuer in the Canadian provinces of British Columbia, Alberta and Ontario and is not on the list of defaulting reporting issuers in any such provinces or subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and is not in default of any material requirements of any applicable Canadian securities Laws, whether in relation to the Transactions or otherwise. No securities commission or similar regulatory authority or stock exchange has issued any orders which are currently outstanding preventing or suspending trading in any securities of Acquiror Topco, no such proceedings are pending, or, to the knowledge of Acquiror Topco, contemplated or threatened.

(d)	Acquiror Topco has publicly filed, under its profile on System for Electronic Document Analysis and Retrieval, all documents required to be filed by it since November 9, 2020.

(e)	There is no material fact or material change in the affairs of Acquiror Topco that has not been publicly disclosed other than with respect to the Transactions.

(f)	Acquiror Topco has not filed any confidential material change report with any securities regulatory authority which remains confidential.

(g)

The issuance of the Acquiror Shares, including any Earn-Out Shares, and the issuance of any Acquiror Topco Shares, in each case as contemplated by this Agreement and the other Transaction Documents, do not and will not, when issued, violate or conflict with any provisions of applicable Canadian federal or provincial Law or the rules, regulations and policies of the NEO Exchange or any other applicable stock exchange or securities regulatory authority.

(h)

No order, ruling or decision granted by any securities commission, stock exchange, court of competent jurisdiction or regulatory or administrative body or other Governmental Authority having jurisdiction is in effect, pending or, to the knowledge of Acquiror or Acquiror Topco, threatened, that restricts any trades in any securities of Acquiror Topco and, to the knowledge of Acquiror or Acquiror Topco, no facts or circumstances exist which could reasonably be expected to give rise to any such order, ruling or decision or other similar claims or investigations.

5.9

No Other Representations and Warranties. Except for the representations and warranties contained in this Article V, neither Acquiror, Acquiror Intermediate Holdco, Acquiror Topco or any other Person makes any other express or implied representation or warranty with respect to Acquiror, Acquiror Intermediate Holdco or Acquiror Topco, any of their respective Affiliates or the Transactions contemplated by this Agreement.

ARTICLE VI.

COVENANTS

6.1

Conduct of Business of the Company. From the date hereof until the Closing, unless the Acquiror otherwise consents to in writing (which consent shall not be unreasonably withheld or delayed), the business of the Company will be conducted in the Ordinary Course of Business and in accordance with applicable Law, and the Company will use commercially reasonable efforts to preserve intact the business organization of the Company, to keep available the services of the current officers, employees, consultants, and contractors of the Company, and to preserve the current relationships of the Company with, and the goodwill of, customers, suppliers, and other Persons with which the Company has material business relations. Without limiting the generality of the foregoing, prior to the Closing, unless either (a) explicitly required by the terms of this Agreement or (b) the Acquiror otherwise agrees in writing, each of the Company will not, between the date of this Agreement and the Closing:

(a)	amend or otherwise change its governing documents;

(b)

issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or encumbrance of any shares in the capital of the Company or options, warrants or other agreements to acquire any shares or other equity or ownership interest (including any stock appreciation rights or phantom interests) with respect to the Company or any revenue or profit-sharing interest in respect of the Company;

(c)	declare, set aside, make, or pay any dividend or other distribution with respect to any of its shares;

(d)	reclassify, combine, split, subdivide, redeem, purchase, or otherwise acquire, directly or indirectly, any of its shares;

(e)

(i) acquire or invest in any Person or division thereof; (ii) incur or repay any Indebtedness (other than accrued vacation); (iii) enter into, terminate, or amend any Material Contract or Contract that would be a Material Contract if entered into as of the date of this Agreement; (iv) authorize any individual capital expenditures in excess of $10,000; (v) authorize aggregate capital expenditures in excess of

$25,000; or (vi) increase or change any assumptions underlying, or methods of calculating, any bad debt, contingency, or other reserves;

(f)

Except as required by applicable Legal Requirements or by the terms of a Company Employee Plan or Company Employee Contract existing as of the date hereof, (i) increase, defer, or fail to pay the compensation payable or to become payable to its current, former, or prospective directors, officers, employees, agents, consultants, or contractors or grant any severance or termination pay to any current, former, or prospective directors, officers, employees, agents, consultants, or contractors, or establish, adopt, enter into, terminate, fail to renew, or amend any Company Employee Plan, collective bargaining, or other Contract, trust, fund, or policy for the benefit of any current, former, or prospective directors, officers, employees, agents, consultants, or contractors; (ii) make any equity awards to any director, officer, employee, consultant, or contractor of the Company; or (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Employee Plan to the extent not explicitly required by the terms of this Agreement or such Company Employee Plan as in effect on the date of this Agreement;

(g)	make any change with respect to accounting methods or practices or internal accounting control, inventory, investment, credit, allowance, or Tax procedures or practices;

(h)

(i) make, revoke, or alter any Tax election; (ii) settle or compromise any Tax liability; (iii) file any amended Tax Return; (iv) surrender any right to claim a Tax refund, offset, or other reduction in Tax liability; (v) extend any statute of limitations with respect to any Tax Return; or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(i)

negotiate, settle, pay, discharge or satisfy any Action or liability (absolute, accrued, asserted or unasserted, contingent or otherwise), including any litigation, arbitration or other Action, or give any discount, accommodation or other concession other than in the Ordinary Course of Business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(j)	forgive, cancel, or defer any Indebtedness or waive any claims or rights of material value;

(k)	prepay any obligation having a fixed maturity of more than 90 days from the date such obligation was issued or incurred;

(l)

purchase or sell, transfer, license, lease, or otherwise dispose of any material properties or assets (real, personal, or mixed, tangible or intangible), other than the purchase of inventory or the sale of products and services in the Ordinary Course of Business;

(m)	assign, license, forfeit, or permit to lapse, or instruct or consent to a future lapse of, any Company Intellectual Property rights;

(n)	make or approve any write-off or write-down or any determination to write-off or write-down any of the assets or properties of the Company;

(o)

pay, loan, or advance any amount to, or sell, transfer, license, lease, or otherwise dispose of any properties or assets (real, personal or mixed, tangible or intangible) to, any of the Company’s current or former shareholders, debtholders, members, officers, directors, managers, employees, agents, contractors, or consultants or any of their respective Affiliates, other than (i) cash compensation paid to officers, employees, contractors, and consultants at rates not exceeding the rates of compensation paid during the fiscal year last ended and (ii) advances for travel and other business-related expenses;

(p)

accelerate the collection of any receivables or delay the payment of any payables in any manner not in the Ordinary Course of Business, or make any change to practices or procedures with respect to the collection of any receivables or the payment of any payables in any manner not in the Ordinary Course of Business;

(q)

take any action that could or is reasonably likely to result in (i) any of the representations or warranties of the Company or any Contributor set forth in this Agreement being untrue in any respect, (ii) the breach of any covenant of the Company or any Contributor set forth in this Agreement, or (iii) any of the conditions specified in Article VII not being satisfied; or

(r)	agree or commit to do any of the foregoing.

6.2	Third-Party Consents, Notices, Terminations.

(a)

The Company will use commercially reasonable efforts to obtain, as promptly as practicable following the date of this Agreement and in any event prior to the Closing, the consent of each party to the Contracts listed in Schedule 6.2(a) (the “Required Consents”) in connection with the Transactions, which consents will be satisfactory to the Acquiror and the costs of which, if any, will be borne by the Company or treated as Transaction Expenses.

(b)

The Company will give as promptly as practicable following the date of this Agreement and in any event prior to the Closing, proper notice to each party to the Contracts listed on Schedule 6.2(b) (the “Required Notices”) in connection with the Transactions, which notices will be satisfactory to the Acquiror.

(c)

With respect to each of the Contracts listed on Schedule 6.2(c) (the “Required Contracts”), the Company will use commercially reasonable efforts to either (i) deliver notice of termination in respect of those Required Contracts so indicated on Schedule 6.2(c) in accordance with the terms of such Required Contracts or (ii) terminate or amend those Required Contracts so indicated on Schedule 6.2(c), in each case, in the Acquiror’s sole discretion and as promptly as practicable following the date of this Agreement and in any event prior to the Closing. All such notices of termination, terminations, or amendments will be satisfactory to the Acquiror and the costs of which, if any, will be borne by the Company or treated as Transaction Expenses.

6.3

Confidentiality. The Contributors and the Contributor’s Representative will hold, and will cause their respective officers, directors, employees, shareholders, accountants, counsel, consultants, advisors, agents and other Affiliates to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all confidential documents and information concerning Acquiror and the Company, including all confidential documents and information concerning the Business, except to the extent that such information can be shown to have been (i) in the public domain through no fault of any Contributor or the Contributors Representative or (ii) later lawfully acquired by such Contributor or the Contributors Representative from a third party, without such source being in breach of an applicable confidentiality agreement, obligation or duty; provided that each Contributor and the Contributors Representative may disclose such information to their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the Transactions so long as such persons are informed by the applicable Contributor or the Contributors Representative of the confidential nature of such information and are directed by the applicable Contributor or the Contributors Representative to treat such information confidentially in accordance with this Agreement.

6.4	Exclusivity.

(a)

Other than in connection with the Transactions, the Company and the Contributors will not (and will not permit their respective directors, officers, employees, shareholders or other investors, affiliates, financial advisors, attorneys, accountants, or other representatives (collectively, “Representatives”) to) directly or indirectly, (i) accept, or enter into any agreement with respect to, any existing proposal or offer outstanding as of the date of this Agreement or received after the date of this Agreement from any other party to consummate a Competing Transaction or (ii) solicit, initiate, facilitate or encourage, engage in discussions or negotiations with, or furnish information to, any Person other than the Acquiror with respect to a Competing Transaction.

(b)

The Company and the Contributors will cause any pending discussions or negotiations with any other Person regarding a Competing Transaction to be immediately terminated and the Company and the Contributors will not, and will cause their respective Representatives not to, directly or indirectly, deal with any person or entity other than the Acquiror with respect to discussing or negotiating any Competing Transaction. The Company and the Contributors will not release any third party from, or waive any provision of, any confidentiality, standstill, or similar agreement to which the Company or any Contributor is a party or bound.

(c)

The Company and the Contributors will notify in writing the Acquiror immediately if any inquiry or proposal regarding a Competing Transaction is made, including in such notice the identity of the Person making the inquiry or proposal, the terms of the inquiry or proposal, and, if in written form, complete and accurate copies thereof, subject in each case to any confidentiality obligations currently outstanding; provided that in the event the Company or the Contributors withhold information in reliance on such confidentiality obligations, such Party will inform the Acquiror that information is being withheld.

6.5

Further Action. Each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may reasonably be required to carry out the provisions of this Agreement and consummate and make effective the Transactions, and to vest in Acquiror good and valid title to the Contributed Shares and to vest in the Contributors good and valid title to the Class B Shares.

6.6	Securities Matters. Acquiror and Acquiror Topco, as applicable, shall:

(a)

use commercially reasonable efforts to maintain the listing of all of the Acquiror Topco Shares on the NEO Exchange so long as any Class B Shares remain outstanding or remain issuable under this Agreement;

(b)

remain in compliance in all material respects with the rules, regulations and policies of the NEO Exchange, including the filing or furnishing all documents and information required to be filed or furnished by it in accordance with applicable securities laws and under applicable rules and regulations of the NEO Exchange; and

(c)

subject to applicable Laws, keep the Contributors Representative reasonably informed of the status of any review, approval process, investigation or inquiry, including any proceeding or inquiry initiated by a private party, in connection with any filings, applications, approvals or submissions related directly or indirectly to the Transactions or the consideration contemplated by the Transaction Documents and shall (i) promptly notify the Contributors Representative of any written communication from such private party, the NEO Exchange or any Governmental Authority and, subject to applicable Laws, provide the Contributors Representative (or its counsel) with a copy of any written communication to any of the foregoing; and (ii) not make any filings or submissions or participate in any substantive meeting or discussion with such private party, the NEO Exchange or any Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions unless it consults with Contributors Representative in advance and, to the extent permitted, gives the Contributors Representative (or its counsel) the opportunity to attend and participate thereat.

6.7	Tax Matters.

(a)	Condition Precedent. On or before the Closing, the Acquiror Intermediate Holdco Contribution shall have occurred.

(b)

Tax Treatment. The parties intend for the Transactions to be treated for U.S. federal income and applicable state and local income Tax purposes, but not Canadian tax purposes, as follows (the “Intended Tax Treatment”):

(i)

The parties intend that the Acquiror Intermediate Holdco Contribution and the Contributors’ Contribution constitute a single integrated transaction qualifying as a tax-deferred transaction under Section 351 of the Code and that Acquiror Shares constitute equity of Acquiror for U.S. federal income tax purposes.

None of Acquiror, the Contributors, the Company, the Contributors Representative or any of their Affiliates, shall take any position for U.S. federal income or applicable state or local income Tax purposes (whether in audits, Tax Returns, or otherwise) that is inconsistent with the Intended Tax Treatment unless otherwise required by applicable Tax Law. Each Party acknowledges and agrees that such Party is solely responsible for determining the Tax consequences applicable to its particular circumstances, that such Party has relied on the advice of its own legal and Tax advisors and that such Party has not received and that Acquiror, Acquiror Intermediate Holdco and Acquiror Topco have not provided to such Party, any legal or Tax advice in connection with the transactions contemplated by this Agreement.

(c)

Tax Returns. Following the Closing Date, Acquiror shall file all Tax Returns required to be filed by the Company after the Closing Date with respect to Pre-Closing Tax Periods and Straddle Periods. Acquiror shall permit the Contributors Representative, at the Contributors’ expense, to review and comment on each such Tax Return for a taxable period ending on or prior to the Closing Date that is an income or other material Tax Return and that shows a material amount of Tax due for which the Contributors would be required to indemnify Acquiror Indemnified Parties pursuant to this Agreement at least 15 days prior to filing, and Acquiror shall consider such comments in good faith. If Acquiror does not receive comments from the Contributors Representative at least 5 days prior to the filing of such Tax Returns, the Contributors Representative shall be deemed to have no comments to such Tax Returns.

(d)

Straddle Period Allocation. For purposes of this Agreement, in the case of a Straddle Period, the amount of any Tax based on or measured by income or receipts or imposed in connection with any transaction that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time), and the amount of any other Tax of the Company that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the total number of days in the entire Straddle Period.

(e)

Cooperation. Acquiror, the Company, the Contributors and the Contributors Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Acquiror, the Company, the Contributors or the Contributors Representative, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Any Tax contest shall be deemed to be a Third-Party Claim subject to the procedures set forth in Section 9.5. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall the Contributors or the Contributors Representative be entitled to review or otherwise have access to any Tax Return or other related Tax information of Acquiror or its Affiliates that it deems confidential.

(f)

Transfer Taxes. Any transfer, stamp, documentary, sales, use, registration, VAT and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) will be borne 50% by the Acquiror and 50% by the Contributors and shall be paid by the Acquiror when due. The Acquiror shall file or cause to be filed all necessary Tax Returns and other documentation with respect to all such Taxes, and, if required by applicable Law, and the Contributors will join in the execution of any such Tax Returns and other documentation.

(g)

Tax Refunds. Any Tax refunds and interest thereon that are received by Acquiror (or its Affiliates), and any amounts credited against Tax to which Acquiror or the Company (or the Affiliates of either of them) become entitled, that relate to Pre-Closing Tax Period shall be for the account of the Contributors, and Acquiror shall pay over to the Contributors any such refund and interest or the amount of any such credit within 15 days after receipt or entitlement thereto.

(h)

Amended Returns. Except as otherwise required by applicable Law, the Acquiror and the Company shall not, and the Acquiror shall not permit the Company to, amend or modify any Tax Return of the Company for any Pre-Closing Tax Period or Straddle Period or extend the statute of limitations period in respect of any such Tax Return without the prior written consent of the Contributors, which consent shall not be unreasonably conditioned, withheld or delayed

6.8	Restrictive Covenants.

(a)

During the period commencing on the Closing Date and terminating on the later of (i) the third annual anniversary of the Closing Date and (ii) the first annual anniversary of the date upon which such Contributor is not employed by Acquiror, Acquiror Topco or a Acquiror Subsidiary (the “Restricted Period”):

(i)

no Contributor, other than Transliminal LLC, will, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, participate, assist or invest or actively prepare to engage, participate, assist or invest in that part of any entity, business or enterprise that is engaged in a Competing Business;

(ii)

no Contributor will, directly or indirectly, in any manner, other than for the benefit of Acquiror, Acquiror Topco or a Acquiror Subsidiary divert or take away business from Acquiror, Acquiror Topco or any Acquiror Subsidiary in respect of any of the customers or suppliers of the Company as of the Closing Date; and

(iii)

no Contributor, other than Transliminal LLC, will on behalf of a Competing Business, call upon, solicit, accept or conduct any business from or with any of the customers or suppliers of the Company as of the Closing Date. For purposes of this Section 6.8(a), a customer or supplier includes a business that as of the Closing Date has an agreement with the Company to purchase or sell products or services but has not yet made any purchases or sales. Notwithstanding the foregoing, this Section 6.8(a) does not prohibit any Contributor from being subject to such Contributor’s obligations under Section 6.3 and the applicable common law principles with respect to employment and corporate law:

(iv)	owning, directly or indirectly, solely as an investor:

(A)	any publicly traded stock of a company representing less than 5% of the stock of such company,

(B)	any stock or other ownership interest in mutual funds, exchange traded funds or similar investment or alternative investment vehicles, in each case, investing in public market securities, or

(C)	any non-controlling equity interest (either alone or together with the other Contributors) in

(1)	any of the entities identified against such Contributor’s name in Schedule 6.8(a) or

(2)	with the prior written consent of Acquiror Topco, not to be unreasonably withheld, any other private company,

provided that the Contributor does not otherwise exercise control of such company, or

(v)

having an advisory role with any of the entities identified against such Contributor’s name in Schedule 6.8(a), in a capacity that could not reasonably be seen as competitive or in conflict with the Company, Acquiror, Acquiror Intermediate Holdco or Acquiror Topco,

provided however, that, notwithstanding the foregoing, if at any time during the Restricted Period, an entity in which a Contributor, other than Transliminal LLC, was previously permitted to have an interest pursuant to Sections 6.8(a)(iv)(C) or 6.8(a)(v), is found to be, or as a result in a change in business of either such entity or any of the Company, Acquiror, Acquiror Intermediate Holdco or Acquiror Topco, becomes competitive or in conflict with the Company, Acquiror, Acquiror Intermediate Holdco or Acquiror Topco, then the relevant Contributor(s) on the one hand and Acquiror Topco on the other hand, shall, as promptly as reasonably possible: (i) inform the other of such determination; and (ii) work cooperatively and take such reasonable efforts to cooperate in addressing the conflict of interest (whether actual or apparent) caused by the Contributor’s relationship with such other entity, which might require the resignation of the Contributor from its advisory role therewith or the sale (or deposit into a blind trust arrangement) of its interests therein.

(b)

During the Restricted Period no Contributor will, directly or indirectly, in any manner, solicit, entice, attempt to persuade any other employee or consultant of Acquiror, Acquiror Topco or any Acquiror Subsidiary to leave Acquiror, Acquiror Topco or any Acquiror Subsidiary (as applicable) for any reason or otherwise participate in or hire or facilitate the hire, directly or through another entity, of any person who is first employed or engaged by Acquiror, Acquiror Topco or a Acquiror Subsidiary before the date upon which such Contributor ceased being employed by Acquiror, Acquiror Topco or a Acquiror Subsidiary. Notwithstanding the foregoing, this Section 6.8(b) does not apply to a person who ceased employment or engagement by Acquiror, Acquiror Topco or an Acquiror Subsidiary more than six months before any attempt to hire such person.

(c)

The restrictions in this Section 6.8 shall apply to conduct in the following geographic area: (i) any geographic area in which the Company is selling its products or services as of the Closing Date; and (ii) any other geographic area in which the Company is operating its business as of the Closing Date.

(d)

Each Contributor acknowledges and agrees that if such Contributor violates any of the provisions of this Section 6.8(a), the running of the Restricted Period for Section 6.8(a) will be extended by the time during which such Contributor engages in such violation(s), and each Contributor acknowledges and agrees that if such Contributor violates any of the provisions of Section 6.8(b), the running of the Restricted Period for Section 6.8(b) will be extended by the time during which such Contributor engages in such violation(s), provided, however, with respect to any violation of Section 6.8(a) or Section 6.8(b), Acquiror may elect either to obtain damages for such violation, or to extend the Restricted Period, but may not obtain both remedies for the same violation(s).

(e)

Each Contributor understands that the restrictions set forth in this Section 6.8 are intended to protect the interest of Acquiror, Acquiror Topco and Acquiror Subsidiaries in their confidential information, goodwill and established employee, customer, supplier, consultant and vendor relationships and goodwill, and agree that such restrictions are reasonable and appropriate for this purpose. Each

Contributor also acknowledges and agrees that absent such Contributor’s agreement to and compliance with the restrictions set forth in this Section 6.8, Acquiror, Acquiror Intermediate Holdco and Acquiror Topco would not have entered into the transactions contemplated by this Agreement.

6.9

Equity Awards. Subject to the Closing occurring, Acquiror Topco has agreed to issue, subject to applicable Law and the rules and the policies of the NEO Exchange, at the reasonable direction of the Contributor’s Representative, options to acquire up to an aggregate of 2,800,000 Acquiror Topco Shares pursuant to the Acquiror’s equity incentive plan, as adopted by the board of directors of Acquiror Topco on November 5, 2020 to eligible participants thereunder, from time to time, in respect of which, the Contributor’s Representative has directed that Acquiror Topco issue an aggregate of 2,244,100 options to those Persons, on such terms and in such amounts as are set out in Section 6.9 of the Disclosure Schedules (the “Closing Equity Awards”) and 555,900 options remain available to be granted at a future date.

6.10	Release.

(a)

Effective as of the Closing Date, each Contributor, on behalf of themselves and, as applicable, their trustees, employees, officers, directors, equityholders, members, partners, directors, managers, shareholders, representatives, agents, successors, predecessors, Affiliates, attorneys and assigns (the “Contributor Related Parties”), hereby releases, acquits and forever discharges Acquiror, Acquiror Intermediate Holdco, Acquiror Topco, the Company and their respective Subsidiaries and their respective employees, officers, equityholders, directors, representatives, agents, successors, predecessors, Affiliates, attorneys and assigns (collectively, the “Contributor Released Parties”), from any and all claims, rights, demands, causes of action, suits, debts, obligations, liabilities, damages, losses, costs and expenses (including attorneys’ fees), whether based on Canadian, U.S., foreign, federal, state, provincial, local, statutory or common law or any other Law of any kind, nature and/or description, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, actual or potential, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not asserted, threatened, alleged or litigated, at law, equity or otherwise (collectively, “Contributor Released Claims”), arising out of, relating to, or resulting from any circumstances, conduct, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations or omissions, errors, negligence, breach of contract, tort, violation of Law, matter or cause occurring or arising prior to or on the Closing Date and arising from or related in any way to the ownership, management or operation of the Company on or prior to the Closing Date, which any of the Contributors or Contributor Related Parties has had, now has, or may have in the future against the Contributor Released Parties, whether known or unknown, except only the Contributor Excluded Claims.

Each Contributor acknowledges that such Contributor has been advised to consult with legal counsel and is familiar with the provisions of California Civil Code Section 1542 (or a comparable statute, rule, regulation or order of another jurisdiction), a statute that otherwise prohibits the release of unknown claims, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Each such Contributor being aware of said code section, or a comparable statute, rule, regulation or order of another jurisdiction, agrees to expressly waive any rights such Contributor may have thereunder, as well as under any other statute or common law principles of similar effect.

(b)

Each of the Contributors hereby agrees not to, and to not cause the Contributor Related Parties to, directly or indirectly assert any Contributor Released Claims or demand, or file, commence, institute or cause to be commenced any suit or proceeding of any kind, against or on behalf of any of the Contributor Released Parties, in their corporate or individual capacities, for any Contributor Released Claims.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE CLOSING

7.1

Conditions Precedent to Each Party’s Obligations. The respective obligations of each Party to consummate the Transactions shall be subject to the satisfaction, at or prior to the Closing, of all of the following conditions:

(a)

No Legal Prohibition. No Law or order shall have been enacted, promulgated, entered, issued or enforced by any Governmental Authority that would have the effect of making the Transactions illegal or otherwise restrain or prohibit the consummation of the Transactions.

(b)

No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Transactions shall have been issued by any Governmental Authority and shall remain in effect.

(c)

Exchange Approval. The receipt of all necessary approvals, consents or permissions, if any, required from the NEO Exchange in connection with the Transactions and the issuance and listing of the Acquiror Topco Shares for trading on the NEO Exchange.

7.2

Conditions Precedent to Obligations of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco. The obligations of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco to consummate the Transactions shall be subject to the satisfaction, at or prior to the Closing, of all of the following conditions, any one or more of which may be waived in writing by Acquiror:

(a)

Accuracy of Representations. The representations of the Company in Article III and each Contributor in Article IV shall be true and correct as of the Closing with the same force and effect as though made at and as of the Closing Date (other than such representations as are made as of another date, which shall have been true and correct as of such other date) other than failures of representations and warranties to be true and correct in all respects as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)

Performance of Covenants. Each Contributor, the Company and the Contributors Representative shall have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c)	Deliveries The Contributors shall have delivered or be prepared to deliver to Acquiror:

(i)	a certificate signed by an officer of the Company, dated the Closing Date, certifying that the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(d) have been fulfilled;

(ii)	a good standing certificate of recent date with respect to the Company certified by the State of Delaware and each other jurisdiction in which the Company is qualified to do business;

(iii)

with respect to each Contributor that is an entity, a good standing certificate of recent date with respect to each Contributor certified by the Secretary of State (or other comparable authority) of the state, province or country in which such Contributor is organized;

(iv)

a certificate executed by the Secretary of the Company attaching and certifying as to the true and correct copies of (A) the Company Organizational Documents, (B) the resolutions of the equity holders of the Company approving and adopting this Agreement and the Transactions and (C) the names of the officers of the Company authorized to sign this Agreement and the other Transaction Documents, together with the true signatures of such officers;

(v)	a duly executed assignment instrument from each Contributor effecting the transfer of the Contributed Shares;

(vi)	evidence of the release of any Liens (other than Permitted Liens) that had been imposed on any assets of the Company;

(vii)	all Consents required in connection with the Transaction, each in form and substance reasonably acceptable to Acquiror;

(viii)	a copy of the amendment to the Amended and Restated Certificate of Incorporation of the Company filed on or prior to the Closing Date, resulting in the cancelation of the Class A shares and Class B shares in the capital of the Company and the creation and issuance of the Company Shares on the basis of one Company Share for each whole Class A or Class B share so cancelled;

(ix)	a copy of the Support Agreement executed by each of the Contributors;

(x)

executed copies of employment and/or advisor agreements between the Company and each of the Key Company Employees, which have been amended to: (i) remove the reference to any grant of options to acquire Company Shares; and (ii) to incorporate certain restrictive covenants on terms materially similar to the restrictive convents contained in Section 6.8;

(xi)	a waiver of the Company of the right of first refusal with respect to the transfer of Company Shares contained in its constating documents;

(xii)

copies of those waivers and releases with respect to the promise of a grant of options to acquire Company Shares which are included in certain of the employment, advisory consulting or other forms of services agreement entered into between the relevant counterparties and the Company;

(xiii)	confirmatory patent assignments from each of [Redacted - Names] with respect to those provisional patent applications numbered: [Redacted - Patent Application Numbers] and

(xiv)

either: (A) a notice from the Company that the Company Shares are not a “U.S. real property interest” in accordance with Treasury Regulations under Sections 897 and 1445 of the Internal Revenue Code, or (B) certifications from all Contributors that they are not “foreign persons” in accordance with Treasury Regulations under Section 1445 of the Internal Revenue Code.

(d)	No Material Adverse Effect. There shall not have occurred a Company Material Adverse Effect subsequent to the date of this Agreement.

7.3

Conditions Precedent to Obligations of the Contributors and the Company. The obligations of the Contributors and the Company to consummate the Transactions shall be subject to the satisfaction, at or prior to the Closing, of all the following conditions, any one or more of which may be waived in writing by the Contributors:

(a)

Accuracy of Representations. The representations of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco contained in Article V shall be true and correct, in all material respects, as of the Closing with the same force and effect as if made at and as of the Closing Date (other than such representations as are made as of another date, which shall have been true and correct as of such other date).

(b)

Performance of Covenants. Acquiror shall have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed or complied with by Acquiror on or prior to the Closing.

7.4	Acquiror’s Deliveries. At the Closing, Acquiror, Acquiror Intermediate Holdco and Acquiror Topco shall deliver or cause to be delivered to the Company and the Contributors:

(a)	The Acquiror Shares issuable pursuant to Section 2.1;

(b)	a good standing certificate of recent date with respect to Acquiror certified by the State of Nevada;

(c)	a good standing certificate of recent date with respect to Acquiror Intermediate Holdco certified by the Ontario Registrar of Companies;

(d)	a good standing certificate of recent date with respect to Acquiror Topco certified by the Ontario Registrar of Companies;

(e)

a certificate executed by the Secretary of Acquiror attaching and certifying as to the true and correct copies of (A) the organizational documents of Acquiror, and (B) the resolutions of the directors of Acquiror approving and adopting this Agreement and the Transactions;

(f)

a certificate executed by the Secretary of Acquiror Intermediate Holdco attaching and certifying as to the true and correct copies of (A) the organizational documents of Acquiror Intermediate Holdco, and (B) the resolutions of the directors of Acquiror Intermediate Holdco approving and adopting this Agreement and the Transactions;

(g)

a certificate executed by the Secretary of Acquiror Topco attaching and certifying as to the true and correct copies of (A) the organizational documents of Acquiror Topco, and (B) the resolutions of the directors of Acquiror Topco approving and adopting this Agreement and the Transactions;

(h)	Cybin employment agreements or advisor agreements, as applicable, between Acquiror Topco and each member of the Company Advisory Team;

(i)	a copy of the Support Agreement executed by each of Acquiror Topco and Acquiror;

(j)	agreements evidencing each of the Closing Equity Awards; and

(k)	a completed and signed IRS Form W-8BEN-E of Acquiror Intermediate Holdco.

ARTICLE VIII.

TERMINATION

8.1	Termination. This Agreement may be terminated at any time prior to the Closing:

(a)	by the written consent of the Acquiror and the Company;

(b)

by the Acquiror or the Company if the Closing has not occurred on or before the date that is 60 days after the date of this Agreement; provided, however, that if the Acquiror is then in breach of or default under this Agreement, the Acquiror may not terminate this Agreement pursuant to this Section 8.1(b) and if the Company or any Contributor is then in breach of or default under this Agreement, the Company may not terminate this Agreement pursuant to this Section 8.1(b);

(c)

by the Acquiror, in the event of a breach by the Company or any Contributor of any representation, warranty, or agreement contained herein that would cause a failure of the condition set forth in Section 7.2(a) and that has either not been cured or is not curable by the Company or such Contributor within 10 Business Days after the Acquiror gives notice to the Company regarding such breach; or

(d)

by the Company, in the event of a breach by the Acquiror of any representation, warranty, or agreement contained herein that would cause a failure of the condition set forth in Section 7.3(a) and that has either not been cured or is not curable by the Acquiror within 10 Business Days after the Company gives notice to the Acquiror regarding such breach.

8.2

Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, the terminating Party will promptly give written notice of such termination to the other Parties, and this Agreement will, upon the giving of such notice, terminate and become void and have no further force or effect and the Transactions will be abandoned without further action by the Parties. Notwithstanding the foregoing, this Section 8.2 and Article X will survive indefinitely, and nothing herein will relieve any Party of any liability for fraud or any willful breach of this Agreement occurring prior to such termination.

ARTICLE IX.

INDEMNIFICATION

9.1

Survival. All of the representations, warranties, covenants and agreements contained in this Agreement shall be deemed to have been relied upon by the party or parties to whom they were made, and shall survive the execution and delivery of this Agreement and the consummation of the Transactions, regardless of any investigation made by or on behalf of any Party or any knowledge any Party may have with respect to any misrepresentation or breach at the time of the Closing, provided, that:

(a)	all General Representations shall continue in full force and effect until the date that is 15 months following the Closing Date;

(b)

the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.5 (Ownership of Subsidiaries), Section 3.6 (Capitalization; Allocation of Consideration), Section 3.7 (Brokers’ Fees), Section 3.14 (Tax Matters), Section 4.1 (Company Shares), Section 4.2 (Authorization) Section 4.5 (Securities Laws Matters), Section 5.1 (Incorporation of Acquiror; Organization of Acquiror Intermediate Holdco and Acquiror Topco), Section 5.2

(Authorization of Transactions), Section 5.4 (Capitalization of Acquiror), Section 5.5 (Capitalization of Acquiror Intermediate Holdco) and Section 5.6 (Capitalization of Acquiror Topco) (collectively, the “Fundamental Representations”) and the covenants set forth in Article VI shall continue in full force and effect until the date that is 60 days following the expiration of the statute of limitations applicable to any claim arising under any such representation or warranty (after giving effect to any extensions or waivers thereof).

Notwithstanding the foregoing clauses (a) and (b), if a notice shall have been timely given under Section 9.5 or Section 9.13 (as applicable) on or prior to the applicable termination date set forth in the foregoing clauses (a) and (b), then any representation or warranty that would otherwise terminate in accordance with the foregoing clauses (a) and (b) shall instead survive and continue in full force and effect until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.

Notwithstanding anything to the contrary set forth herein, the obligations of the parties to indemnify and hold each other harmless for any claim based on fraud shall not terminate.

9.2	Indemnification by Contributors.

(a)

The Contributors shall, on a several and not joint basis and in accordance with their respective Pro Rata Percentages, indemnify and hold harmless Acquiror, Acquiror Intermediate Holdco, Acquiror Topco and the Company and each of their respective Affiliates, and each of the officers, directors, shareholders, employees, agents and representatives of the foregoing, and any Person claiming by or through any of them, but excluding the Contributors (each, an “Acquiror Indemnified Party”), against and in respect of any and all claims, costs, expenses, damages, liabilities, losses or deficiencies (including reasonable attorneys’ fees, costs of investigation, defense and settlement and other costs and expenses incident to any suit, action or proceeding) (collectively, “Losses”) arising out of, resulting from, or incurred in connection with the following:

(i)	any inaccuracy in any representation or the breach of any representation or warranty made by the Company in Article III or in any certificate delivered pursuant hereto;

(ii)	the breach by the Company or the Contributors Representative of any covenant or agreement to be performed by him or it hereunder;

(iii)	any Indebtedness (excluding the accrual of up to $75,000 in vacation pay) which is not set forth on Section 3.9 or Section 3.16(a) of the Disclosure Schedules;

(iv)	any Transaction Expenses not borne by Contributors;

(v)	any Indemnified Tax; and/or

(vi)	any claim based on fraud in respect of this Agreement.

(b)

Each Contributor shall, on a several and not joint basis, indemnify and hold harmless Acquiror Indemnified Parties, against and in respect of any and all Losses arising out of, resulting from, or incurred in connection with:

(i)	any inaccuracy in any representation or the breach of any warranty made by such Contributor in Article IV or in any certificate delivered pursuant hereto;

(ii)	the breach by such Contributor or the Contributors Representative of any covenant or agreement to be performed by him, her or it hereunder; and

(iii)	any claim based on fraud by such Contributor in relation to this Agreement.

9.3	Indemnification by Acquiror, Acquiror Intermediate Holdco and Acquiror Topco.

(a)

Acquiror, Acquiror Intermediate Holdco and Acquiror Topco agree to indemnify and hold harmless, each Contributor, against and in respect of any Losses arising out of, resulting from, or incurred in connection with the following:

(i)	any inaccuracy in any representation or the breach of any representation or warranty made in Article V;

(ii)	any breach by Acquiror, Acquiror Intermediate Holdco or Acquiror Topco of any of their respective covenants or agreements contained in this Agreement; and

(iii)	any claim based on fraud by Acquiror, Acquiror Intermediate Holdco or Acquiror Topco in relation to this Agreement.

(b)	The indemnification provided for in this Section 9.3(a) shall terminate upon the expiration of the applicable survival periods in accordance with Section 9.1.

9.4	Limitation Liability.

(a)

Each respective Contributor shall be required to indemnify and hold harmless the Acquiror Indemnified Parties pursuant to Section 9.2(a)(i) only to the extent the aggregate amount of Losses incurred by the Acquiror Indemnified Parties exceeds $100,000 (it being understood that such $100,000 shall be a deductible for which the Contributors shall bear no indemnification responsibility) (the “Deductible”). In addition, the maximum aggregate liability of: (i) each respective Contributor for any and all claims by the Acquiror Indemnified Parties for indemnification pursuant to Section 9.2(a)(i); and (ii) the Acquiror, Acquiror Intermediate Holdco or Acquiror Topco for any and all claims by the Acquiror Indemnified Parties for indemnification pursuant to Section 9.3(a)(i), will, in each case, be limited to an amount equal to [Redacted - Percentage] of the consideration received by such Contributor in return for its Contributed Shares (the “Indemnity Cap”).

(b)	Notwithstanding the foregoing, the limitation in Section 9.4(a) with respect to the Indemnity Cap shall not apply in respect of any claims for Losses incurred by any

Acquiror Indemnified Parties or the Contributors, as applicable, attributable to: (A) any misrepresentation, inaccuracy, incorrectness or breach of any of the Fundamental Representations; or (B) intentional misrepresentation or fraud on the part of the Company or Contributors on the one hand or any of the Acquiror, Acquiror Intermediate Holdco or Acquiror Topco on the other hand.

9.5

Procedures for Third-Party Claims. In the case of any claim for indemnification arising from a claim of a third party (a “Third-Party Claim”), an Acquiror Indemnified Party shall give written notice to the Contributors Representative (on behalf of the Contributors) of any claim or demand for which such Acquiror Indemnified Party has knowledge and as to which it may request indemnification hereunder within ten (10) Business Days after becoming aware of such claim. Thereafter, the Acquiror Indemnified Party shall deliver to the Contributor’s Representative, within five (5) Business Days after the Acquiror Indemnified Party’s receipt thereof, copies of all material notices and documents (including court papers) received by the Acquiror Indemnified Party relating to the Third-Party Claim. Any claim notice by reason of the representations, warranties or covenants contained in this Agreement shall refer to the provision of this Agreement upon which such claim is based and describe in reasonable detail the facts giving rise to alleged basis for the claim and the amount of the liability (if then known) asserted against the Contributors by reason of the claim. The failure to give any notice or document as provided in this section 9.5 shall not relieve the Contributors of their obligations hereunder except to the extent they shall have been prejudiced by such failure (and then the Contributors shall only be released to the extent of such prejudice). Except as otherwise provided herein, the Contributors Representative (on behalf of the Contributors) shall have the right to defend and to direct the defense against any such Third-Party Claim, in its name or in the name of Acquiror Indemnified Party, as the case may be, at the expense of the Contributors Representative (on behalf of the Contributors), and with counsel selected by the Contributors Representative;provided, however, the Contributors Representative shall not be entitled to assume the defense or control of a Third-Party Claim and shall pay the fees and expenses of counsel retained by Acquiror Indemnified Party if (a) such Third-Party Claim seeks an order, injunction or other equitable relief against Acquiror Indemnified Party or any Company, (b) such Third-Party Claim involves any criminal proceeding, action, indictment, allegation or investigation, (c) such Third-Party Claim is by or on behalf of any material customer or material supplier of the Company or (d) counsel to Acquiror Indemnified Party shall have reasonably concluded that (i) there is a conflict of interest between Acquiror Indemnified Party and the Contributors Representative (on behalf of the Contributors) in the conduct of the defense of such Third-Party Claim or (ii) Acquiror Indemnified Party has one or more defenses not available to the Contributors Representative; provided, further, in the event any Third-Party Claim is brought or asserted which, if adversely determined, would not entitle Acquiror Indemnified Party to full indemnity pursuant to this Article IX, for any reason, Acquiror Indemnified Party may elect to participate in a joint defense of such Third-Party Claim for which the expenses of such joint defense will be shared equally by such Parties and the retention of counsel shall be reasonably satisfactory to both Parties. Acquiror Indemnified Party shall have the right to participate in the defense of any Third-Party Claim with counsel employed at its own expense; provided, however, that, in the case of any Third-Party Claim described in clause (a), (b), (c) or (d) above or as to which the Contributors Representative shall not in fact have employed counsel to assume the defense of such Third-Party Claim, the reasonable fees and disbursements of such counsel shall be at the expense of the Contributors Representative. No compromise or settlement of any Third-Party Claim may be effected by the Contributors Representative (on behalf of the Contributors) without Acquiror Indemnified Party’s consent (which shall not be unreasonably withheld, conditioned or delayed) unless (x) there is no finding or admission of any fault or violation of Law and no effect on any other claims that may be made against such Acquiror Indemnified Party or its Affiliates and (y) each Acquiror Indemnified Party that is party to such Third-Party Claim is fully and unconditionally released from liability or obligation with respect to such claim.

9.6

Procedures for Intra-Party Claims. In the event that a Acquiror Indemnified Party determines that it has a claim for Losses against the Contributors hereunder other than as a result of a Third-Party Claim, Acquiror Indemnified Party shall give reasonably prompt written notice thereof to the Contributors Representative (on behalf of the Contributors), specifying the amount of such claim (to the extent then reasonably determinable by Acquiror Indemnified Party) and the basis of such claim in reasonable detail (provided that no delay on the part of Acquiror Indemnified Party in notifying the Contributors Representative shall relieve the Contributors from any obligation hereunder unless, and then solely to the extent, the Contributors are prejudiced thereby). Acquiror Indemnified Party shall provide the Contributors Representative upon advance written notice by the Contributors Representative, with reasonable access within normal business hours to its books and records for the purpose of allowing the Contributors Representative a reasonable opportunity to verify any such claim for Losses. The Contributors Representative shall notify Acquiror Indemnified Party within 15 Business Days following its receipt of such notice if the Contributors Representative disputes the Contributor’s liability to Acquiror Indemnified Party under this Article IX. If the parties are unable to resolve the dispute, Acquiror Indemnified Party shall have the right to seek any and all available remedies in respect thereof.

9.7

Resolution of claims. After the proper notices are delivered pursuant to this Article IX, the amount of indemnification to which an indemnified party shall be entitled under this Article IX shall be determined: (i) by the written agreement between the indemnified party and the indemnifying party; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the indemnified party and the indemnifying party agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The indemnified party shall have the burden of proof in establishing the amount of Losses suffered by it.

9.8

Escrow. If at any time proper notice has been delivered by Acquiror, Acquiror Intermediate Holdco or Acquiror Topco pursuant to this Article IX with respect to an indemnity claim made pursuant to this Article IX by any of such entities then, until such time as the claim subject to such notice has been disposed of in accordance with Section 9.7 and payment is made, if applicable, Acquiror may, at its option, deposit into an escrow arrangement such number of Earn-out Shares as would otherwise be issuable to the Contributors under Section 2.3, as are equal in value to the amount of the claimed amount set forth in the notice referred to above in this Section 9.8. The terms of the escrow arrangement shall provide for the release of the Earn-out Shares to the applicable Parties in the manner that accords with the disposition of the claim under Section 9.7, provided that any Earn-out Shares returned to the Acquiror for cancellation shall be set-off against the amount awarded to Acquiror, Acquiror Intermediate Holdco or Acquiror Topco under the indemnity claim on a dollar-for-dollar basis, at the price that the relevant Earn-out Shares were issued and deposited into the escrow arrangement.

9.9

Treatment of Indemnification Claims. All indemnification payments made under this Agreement shall be treated by all parties as an adjustment to the Class B Share Consideration, including for Tax purposes unless otherwise required by applicable Law.

9.10	Calculation of Losses.

(a)

The amount of any Loss subject to indemnification hereunder or of any claim therefor shall be calculated net of any amounts actually recovered by the indemnified party under insurance policies, indemnities or other reimbursement arrangements with respect to such Losses, less the costs of collection, deductible or retention amounts, and any related increases in insurance costs or premiums caused as a result of such claim. If Losses are covered by insurance policies, the indemnified party will use commercially reasonable efforts to recover under such policies; provided, that the indemnified party shall have no obligation to pursue litigation under such insurance policies, indemnities or other reimbursement arrangements.

(b)

The amount of any Loss subject to indemnification hereunder or of any claim therefor shall be calculated net of any Tax benefit actually realized by the Acquiror Indemnified Party on account of such Loss on or before the close of the third (3rd) year after the year in which the Loss is incurred, calculated on a with and without basis. If the Acquiror Indemnified Party realizes any such Tax benefit after an indemnification payment is made in respect of such Losses, the Acquiror Indemnified Party shall promptly pay or cause to be paid to the indemnifying party the amount equal to such Tax benefit.

(c)

In no event shall a party be entitled to recover or make a claim for any amounts in respect of diminution of value, damages based on multiples of earnings or revenue, consequential, special, incidental, opportunity cost or indirect damages or punitive damages except to the extent any such damages are actually paid or payable to third-parties.

(d)

Each of the parties agrees to take all commercially reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(e)

In any case where an indemnified party recovers from third Persons (including any insurer) any amount in respect of a matter with respect to which an indemnifying party has indemnified it pursuant to this Article IX, such indemnified party shall promptly pay over to the indemnifying party the amount so recovered, but (x) not in excess of the sum of (i) any amount previously so paid by the indemnifying party to or on behalf of the indemnified party in respect of such matter and (ii) any amount expended by the indemnifying party in pursuing or defending any claim arising out of such matter.

9.11

Exclusion of Other Remedies; No Circular Recovery. This Article IX and Section 6.7 constitute the sole and exclusive remedies from and after the Closing for recovery of Losses arising out of or relating to this Agreement and the Transactions, except (i) with respect to fraud, and (ii) nothing herein shall restrict the ability of Acquiror to seek other remedies, including, specific performance or injunctive relief, against any Contributor in respect of a breach by such Contributor of the covenants set forth in Article VI. Notwithstanding anything to the contrary in this Agreement, the governing documents of the Company, or any other Contract, Contributors shall not be entitled to be indemnified by, advanced expenses by or otherwise recover any amount from the Company or Acquiror if such amount would constitute Losses for which Contributors would be liable to a Acquiror Indemnified Party under this Article IX.

9.12

Effect of Investigation. Acquiror’s right to indemnification or other remedy based on the representations, warranties, covenants and agreements of Contributors contained herein will not be affected by any investigation conducted by Acquiror with respect to, or any knowledge acquired by Acquiror at any time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

9.13	The Contributors Representative.

(a)

Alex Nivorozhkin (such person and any successor or successors being the “Contributors Representative”) shall act as the representative of the Contributors, and shall be authorized to act on behalf of the Contributors to take any and all actions required or permitted to be taken by the Contributors Representative under this Agreement and with respect to any claims (including the settlement thereof) made by a Acquiror Indemnified Party for indemnification pursuant to Section 6.7 or this Article IX. In all matters relating to Section 6.7 or this Article IX, the Contributors Representative shall be the only party entitled to assert the rights of the Contributors, and the Contributors Representative shall perform all of the obligations of the Contributors under Section 6.7 or this Article IX. Acquiror Indemnified Parties shall be entitled to rely on all statements, representations and decisions of the Contributors Representative. The Contributors Representative may resign upon not less than 20 Business Days’ prior written notice to Acquiror and the Contributors. The Contributors by the vote of a majority-in-interest of their Pro Rata Percentage may remove the Contributors Representative from time to time upon not less than 20 Business Days’ prior written notice to Acquiror. Any vacancy in the position of the Contributors Representative may be filled by a majority-in-interest of their Pro Rata Percentage of the Contributors, subject to Acquiror’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). Any successor Contributors Representative shall acknowledge in writing to Acquiror his acceptance of his appointment as the Contributors Representative.

(b)

The Contributors shall be bound by all actions taken by the Contributors Representative in his, her or its capacity thereof, except for any action that conflicts with the limitations set forth in subsection (d) below. The Contributors Representative shall promptly, and in any event within 10 Business Days, provide written notice to the Contributors of any action taken on behalf of them by the Contributors Representative pursuant to the authority delegated to the Contributors Representative under this Section 9.13. The Contributors Representative shall at all times act in his, her or its capacity as the Contributors Representative in a manner that the Contributors Representative believes to be in the best interest of the Contributors. Neither the Contributors Representative nor any of his, her or its Affiliates shall be liable to any person for any error of judgment, or any action taken, suffered or omitted to be taken under this Agreement, except in the case of his gross negligence, bad faith or willful misconduct. The Contributors Representative may consult with legal counsel, independent public accountants and other experts selected by him, her or it. The Contributors Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement. As to any matters not expressly provided for in this Agreement, the Contributors Representative shall not exercise any discretion or take any action.

(c)

The Contributors shall, severally and jointly, hold harmless and reimburse the Contributors Representative from and against such holder’s ratable share of any and all liabilities, losses, damages, claims, costs or expenses suffered or incurred by the Contributors Representative arising out of or resulting from any action taken or omitted to be taken by the Contributors Representative under this Agreement, other than such liabilities, losses, damages, claims, costs or expenses (including the reasonable fees and expenses of any legal counsel retained by the Contributors Representative) arising out of or resulting from the Contributors Representative’s gross negligence, bad faith or willful misconduct. The Contributors Representative shall not be entitled to any compensation for his, her or its services in such capacity.

ARTICLE X.

MISCELLANEOUS

10.1

Notices, Consents, Etc. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of delivery, if personally delivered by hand, (ii) upon the third Business Day after such notice is deposited in the United States mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, (iii) upon the date scheduled for delivery after such notice is sent by a nationally recognized overnight express courier if the delivery date is a Business Day or otherwise the next Business Day, or (iv) by email or fax upon written confirmation (including the automatic confirmation that is received from the recipient’s fax machine) of receipt by the recipient of such notice if such confirmation is received on a Business Day prior to 5:00 p.m., Eastern time, or otherwise on the next Business Day:

(a)	if to Acquiror, Acquiror Intermediate Holdco or Acquiror Topco:

Cybin Inc.

5600-100 King St W

Toronto, ON M5X 1C9

Canada

Attention: Eric So

Email:    [Redacted—Email Address]

with a copy to:

Aird & Berlis LLP

Brookfield Place, 181 Bay Street, Suite 1800

Toronto, ON M5J 2TP

Canada

Attention: Sherri Altshuler

Email: saltshuler@airdberlis.com

and

Dorsey & Whitney LLP

Columbia Center, 701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

United States of America

Attention: John Hollinrake

Email: hollinrake.john@Dorsey.com

(b)	if to the Contributors or the Contributors Representative to:

118 Dent Street

West Roxbury, MA 02132

Attention: Alex Nivorozhkin

Email:    [Redacted—Email Address]

with a copy to:

Bryan Cave Leighton Paisner LLP

1700 Lincoln Street, Suite 4100

Denver, CO 80203

Attention: Eric Rauch

Email: eric.rauch@bclplaw.com

(c)	if to the Company to:

Adelia Therapeutics Inc.

184 Madison Street, Apt.#2

Fitchburg, MA 02140

Attention: Alex Nivorozhkin

Email:     [Redacted—Email Address]

with a copy to:

Bryan Cave Leighton Paisner LLP

1700 Lincoln Street, Suite 4100

Denver, CO 80203

Attention: Eric Rauch

Email: eric.rauch@bclplaw.com

10.2	Severability. The unenforceability, illegality or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision.

10.3

Assignment: Successors. Neither this Agreement, nor any rights, obligations or interests hereunder, may be assigned by any Party hereto except with the prior written consent of the other Parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto and their respective successors and assigns.

10.4

Counterparts; Facsimile Signatures. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by electronic or facsimile signature.

10.5

Expenses. All costs and expenses (including fees and disbursements of counsel, financial advisors and accountants) incurred or to be incurred through the Closing in negotiating and preparing this Agreement and in closing and carrying out the Transactions shall be paid by the Party incurring such costs and expenses; provided, however, that (a) the Contributors shall bear all of the Transaction Expenses and (b) the Company shall bear, post-Closing, all the transaction expenses of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco.

10.6

Governing Law. This Agreement and all Actions (whether in tort, contract or otherwise) that may be based upon, arise out of, or relate to this Agreement and the transactions contemplated hereby and thereby, or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be construed and governed in accordance with the Laws of the State of Delaware, without regard to any Laws regarding conflicts of Law that would require the application of the Laws of any other jurisdiction.

10.7	Currency. All references in this Agreement to $ or dollars will be deemed to refer to United States Dollars, unless otherwise specified.

10.8

Entire Agreement. This Agreement and the Transaction Documents, together with all schedules and exhibits hereto and thereto (including the Disclosure Schedules), all of which shall be deemed incorporated in this Agreement and made a part hereof, set forth the entire understanding of the Parties with respect to the Transaction, supersede all prior discussions, understandings, agreements and representations and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any Party in connection with the negotiation of the terms hereof.

10.9

Third Parties. Except for Acquiror Indemnified Parties, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties to this Agreement, any rights or remedies under or by reason of this Agreement.

10.10

Disclosure Generally. All Disclosure Schedules attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement contained herein shall be deemed to refer to this entire Agreement, including all Disclosure Schedules.

10.11

Interpretive Matters. Unless the context otherwise requires, (a) all references to articles, sections or schedules are to Articles, Sections or Schedules in this Agreement; (b) each accounting term not otherwise defined in this Agreement has the meaning assigned for it in accordance with IFRS; (c) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, feminine or neuter gender shall include the masculine, feminine and neuter; and (d) the term “including” means by way of example and not by way of limitation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

10.12

Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Agreement, the Transaction Documents or the Transactions shall properly and exclusively lie in the Court of Chancery of the State of Delaware, and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such Party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing in this Section 10.12, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law. Each Party agrees that a final judgment in any action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.

10.13

Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS

CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

10.14

Public Announcements. The Contributors and Company shall not issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions; provided, however, that nothing herein shall prohibit any such Party from issuing or causing publication of any such press release or public announcement to the extent that such Party determines upon reasonable advice of legal counsel such action to be required by Law, applicable regulation or stock market rule, in which case the Party making such determination shall, if practicable in the circumstances, use its reasonable best efforts to allow Acquiror reasonable time to comment on such release or announcement in advance of its issuance.

10.15	Amendment. This Agreement may not be amended, restated, supplemented or otherwise modified except by an instrument in writing signed by the Parties.

10.16	Legal Representation.

(a)

Each of the parties to this Agreement acknowledges and agrees that Bryan Cave Leighton Paisner LLP (“BCLP”) may have acted as counsel for certain of the Contributors, the Contributors Representative, the Company and/or their respective Affiliates in connection with this Agreement and the Transactions (the “Acquisition Engagement”).

(b)

Each of the parties to this Agreement acknowledges and agrees that all confidential communications between the Contributors, the Contributors Representative, the Company and/or their respective Affiliates, on the one hand, and BCLP, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Contributors and their Affiliates (other than the Company), and not the Company, and shall not pass to or be claimed, held, or used by Acquiror, Acquiror Intermediate Holdco, Acquiror Topco or the Company upon or after the Closing. Accordingly, none of Acquiror, Acquiror Intermediate Holdco and Acquiror Topco shall have access to any such communications, or to the files of BCLP relating to the Acquisition Engagement, whether or not the Closing occurs, and the Company shall not have any such access upon or after the Closing. Without limiting the generality of the foregoing, upon and after the Closing, (x) to the extent that files of BCLP in respect of the Acquisition Engagement constitute property of the client, only the Contributors and their Affiliates (other than the Company) shall hold such property rights, and (y) BCLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or Acquiror, Acquiror Intermediate Holdco or Acquiror Topco by reason of any attorney-client relationship between BCLP and the Company or otherwise. Acquiror, Acquiror Intermediate Holdco and Acquiror Topco irrevocably waive any right it may have to discover or obtain information or documentation relating to the Acquisition Engagement, to the extent that such information or documentation was subject to an attorney-client privilege, work product protection or other expectation of confidentiality owed by BCLP to the Contributors, the Contributors Representative, the Company and/or their respective Affiliates. If and to the extent that, at any time subsequent to Closing, Acquiror, Acquiror Intermediate Holdco or Acquiror Topco shall have the right to assert or waive any attorney-client privilege with respect to any communication between the Company or their Affiliates and any Person representing them that occurred at any time prior to the Closing, Acquiror, Acquiror Intermediate Holdco and Acquiror Topco shall be entitled to waive such privilege only with the prior written consent of the Contributors Representative (such consent not to be unreasonably withheld, conditioned or delayed).

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Contribution Agreement on the date first written above.

ACQUIROR:

Cybin US Holdings Inc.

By:	[Redacted - Signature]
Name: Eric So
Title: President

ACQUIROR INTERMEDIATE
HOLDCO:

Cybin Corp.

By:	[Redacted - Signature]
Name: Douglas Drysdale
Title: CEO

ACQUIROR TOPCO:

Cybin Inc.

By:	[Redacted - Signature]
Name: Douglas Drysdale
Title: CEO

[Signature page to Contribution Agreement]

CONTRIBUTORS:

Alex Nivorozhkin

By:	[Redacted - Signature]

Brett Greene

By:	[Redacted - Signature]

Michael Palfreyman

By:	[Redacted - Signature]

Clinton Canal

By:	[Redacted - Signature]

Alexander Belser

By:	[Redacted - Signature]

Transliminal LLC

By:	[Redacted - Signature]
Name: Matthew Johnson
Title: President

Josh Hartsel

By:	[Redacted - Signature]

Nova Capital International LLC

By:	[Redacted - Signature]
Name: Mark Levy
Title: Managing Member

[Signature page to Contribution Agreement]

COMPANY:

Adelia Therapeutics Inc.

By:	[Redacted - Signature]
Name: Alex Nivorozhkin
Title: Chief Executive Officer

CONTRIBUTORS REPRESENTATIVE:

By:	[Redacted - Signature]
Name: Alex Nivorozhkin

[Signature page to Contribution Agreement]

Schedule I

Acquiror Shares

Contributor	Pro Rata Percentage	Acquiror Shares issued as of Closing	Number of Acquiror Topco shares for which Acquiror Shares can be exchanged into
Alex Nivorozhkin	[Redacted—Percentages]	[Redacted—Numbers]	[Redacted—Numbers]
Brett Greene	[Redacted—Percentages]	[Redacted—Numbers]	[Redacted—Numbers]
Michael Palfreyman	[Redacted—Percentages]	[Redacted—Numbers]	[Redacted—Numbers]
Clinton Canal	[Redacted—Percentages]	[Redacted—Numbers]	[Redacted—Numbers]
Alexander Belser	[Redacted—Percentages]	[Redacted—Numbers]	[Redacted—Numbers]
Transliminal LLC	[Redacted—Percentages]	[Redacted—Numbers]	[Redacted—Numbers]
Josh Hartsel	[Redacted—Percentages]	[Redacted—Numbers]	[Redacted—Numbers]
Nova Capital International LLC	[Redacted—Percentages]	[Redacted—Numbers]	[Redacted—Numbers]
Total	100%	868,833	8,688,330

Schedule II

Milestones

Relevant Quarter	Milestones	Milestone Consideration* (CAD$)
Year 1 Q1, commencing November 15 2020:	[The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted]	$1,018,145.43
Year 1 Q2, commencing January 1, 2021:	[The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted]	$1,143,843.85
Year 1 Q3, commencing April 1, 2021:	[The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted]	$634,942.17

Year 1 Q4, commencing July 1 2021:	[The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted]	$946,929.28

Year 2 Q1, commencing October 1, 2021:	[The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted]	$1,648,702.27

Year 2 Q2, commencing January 1, 2022:	[The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted]	$1,400,544.36

Year 2 Q3, commencing April 1, 2022:	[The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted]	$840,741.42
Year 2 Q4, commencing July 1, 2022:	[The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted]	$935,964.41
Year 3 Q1, commencing October 1, 2022:	[The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted] [The contents of this exhibit have been intentionally redacted]	$818,232.32

*	The Milestone Consideration payable in respect of each sub-milestone within a Milestone shall be equally weighted.

Schedule III

Milestones Budget

[The contents of this exhibit have been intentionally redacted]